   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 11, 1996
                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         THE NEIMAN MARCUS GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                          95-4119509
           (STATE OR OTHER JURISDICTION                             (I.R.S. EMPLOYER
         OF INCORPORATION OR ORGANIZATION)                         IDENTIFICATION NO.)

                            ------------------------

                               27 BOYLSTON STREET
                       CHESTNUT HILL, MASSACHUSETTS 02167
                           TELEPHONE: (617) 232-0760
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                              ERIC P. GELLER, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                         THE NEIMAN MARCUS GROUP, INC.
                               27 BOYLSTON STREET
                       CHESTNUT HILL, MASSACHUSETTS 02167
                           TELEPHONE: (617) 232-0760
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

             EDWARD A. BENJAMIN, ESQ.                              JEFFREY SMALL, ESQ.
                   ROPES & GRAY                                   DAVIS POLK & WARDWELL
              ONE INTERNATIONAL PLACE                             450 LEXINGTON AVENUE
                 BOSTON, MA 02110                                  NEW YORK, NY 10017
                  (617) 951-7000                                     (212) 450-4000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                        CALCULATION OF REGISTRATION FEE

- ------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------

                                  NUMBER OF       PROPOSED MAXIMUM      PROPOSED MAXIMUM
     TITLE OF SECURITIES         SHARES TO BE      OFFERING PRICE           AGGREGATE          AMOUNT OF
       TO BE REGISTERED         REGISTERED(1)       PER SHARE(2)        OFFERING PRICE(2)   REGISTRATION FEE
- ------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par
  value....................... 9,200,000 shares        $32.375            $297,850,000          $102,707
- ------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------

(1) Includes 1,200,000 shares subject to the U.S. Underwriters' over-allotment option.

(2) Estimated solely for the purpose of calculating the registration fee based upon the average of the reported high and low sales prices on the New York Stock Exchange on September 9, 1996.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Registration Statement contains two separate prospectuses. The first prospectus relates to a public offering of Common Stock in the United States and Canada (the "U.S. Offering"). The second prospectus relates to a concurrent offering of Common Stock outside the United States and Canada (the "International Offering"). The prospectuses for the U.S. Offering and the International Offering will be identical with the exception of the front cover page of the prospectus for the International Offering. Such alternate page appears in this Registration Statement immediately following the complete prospectus for the U.S. Offering.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject To Completion)

Issued September 11, 1996
                                                              Neiman Marcus Logo
                                8,000,000 Shares

                         The Neiman Marcus Group, Inc.
                                  COMMON STOCK

                            ------------------------

OF THE 8,000,000 SHARES OF COMMON STOCK BEING OFFERED, 6,400,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S.
    UNDERWRITERS AND 1,600,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA
       BY THE INTERNATIONAL UNDERWRITERS. SEE "UNDERWRITERS." ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE
          COMPANY. THE COMPANY'S COMMON STOCK IS LISTED ON THE NEW
          YORK STOCK EXCHANGE UNDER THE SYMBOL "NMG." ON SEPTEMBER
              9, 1996, THE REPORTED LAST SALE PRICE OF THE
                 COMMON STOCK ON THE NEW YORK STOCK EXCHANGE
                 WAS $32 3/4 PER SHARE.
                            ------------------------

         SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR
        INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                              PRICE $      A SHARE
                            ------------------------

                                                           UNDERWRITING
                                        PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                         PUBLIC           COMMISSIONS(1)         COMPANY(2)
                                  ---------------------------------------------------------------
Per Share.......................                      $                     $                     $
Total(3)........................                      $                     $                     $

- ------------
    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    (2) Before deducting expenses payable by the Company estimated at $        .

    (3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 1,200,000 additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full the total price to public, underwriting discounts and commissions and proceeds to
        Company will be $        , $        and $        , respectively. See
        "Underwriters."
                            ------------------------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that
delivery of the Shares will be made on or about                , 1996 at the
office of Morgan Stanley & Co. Incorporated, New York, New York, against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY & CO.
                     Incorporated
                     GOLDMAN, SACHS & CO.
                                         SALOMON BROTHERS INC

               , 1996

  [PHOTOS OF SELECTED NEIMAN MARCUS AND BERGDORF GOODMAN STORES AND NM DIRECT
                                  CATALOGUES]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     No person is authorized in connection with the offering made hereby to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Common Stock offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale made hereby shall under any circumstance imply that the information contained herein is correct as of any date subsequent to the date hereof.
                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Incorporation of Certain Documents by
  Reference...........................    1
Available Information.................    2
Prospectus Summary....................    3
Risk Factors..........................    8
Description of Transactions; Use of
  Proceeds............................   10
Dividend Policy.......................   12
Price Range of Common Stock...........   12
Capitalization........................   13
Selected Consolidated Financial
  Data................................   14

                                        PAGE
                                        ----
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   16
Business..............................   22
Management............................   31
Principal Stockholders................   33
Description of Capital Stock..........   35
Underwriters..........................   38
Legal Matters.........................   40
Experts...............................   41
Index to Consolidated Financial
  Statements..........................  F-1

                            ------------------------

     Neiman Marcus(R) and Bergdorf Goodman(R) are trademarks and servicemarks owned by the Company. This Prospectus also makes reference to other trademarks and servicemarks owned by the Company and by other persons.
                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended August 3, 1996 filed by the Company with the Commission is incorporated herein by reference.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon a written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). Requests for such copies should be directed to the Corporate Relations Department of the Company, 27 Boylston Street, Chestnut Hill, Massachusetts 02167 (telephone: 617-232-0760).

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that submit electronic filings to the Commission. The Company's Common Stock is listed on the New York Stock Exchange, and reports, proxy and information statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Common Stock offered hereby. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; and with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements (including the notes thereto) appearing elsewhere and incorporated by reference in this Prospectus. As used in this Prospectus, the "Company" refers to The Neiman Marcus Group, Inc. and "Harcourt General" refers to Harcourt General, Inc., the majority shareholder of the Company. Except as otherwise indicated herein, the information contained in this Prospectus assumes that the U.S. Underwriters' over-allotment option is not exercised. The terms "fiscal year" and "fiscal" refer to the Company's fiscal year, which is the 52- or 53-week period ending on the Saturday closest to July 31 of the calendar year (e.g., a reference to "fiscal 1996" is a reference to the fiscal year ended August 3, 1996).

                                  THE COMPANY

     The Company, operating through Neiman Marcus Stores, Bergdorf Goodman and NM Direct, is the preeminent high end specialty retailer in the United States. The Neiman Marcus and Bergdorf Goodman names are renowned for style, quality and service. The 30 Neiman Marcus stores are in premier retail locations in major markets nationwide and the two Bergdorf Goodman stores, the main store and the Bergdorf Goodman Men store, are located in Manhattan at 58th Street and Fifth Avenue. Neiman Marcus Stores and Bergdorf Goodman have maintained a consistent focus on offering high end fashion apparel and accessories primarily from leading designers. NM Direct, the Company's direct marketing operation, offers a mix of apparel and home furnishings which is complementary to the Neiman Marcus Stores merchandise. NM Direct also publishes the Horchow catalogues and the world famous Neiman Marcus Christmas Catalogue.

     The Company offers its customers a carefully edited assortment of high end traditional and contemporary designer merchandise which generally has limited distribution. While the Company serves a wide range of customers, the Company believes that its core customers are 45 years of age and older with household incomes in excess of $100,000. The Company is committed to meeting the lifestyle needs and exceeding the expectations of its customers for both merchandise quality and selection and customer service and attention. The Company strives to create a unique shopping experience for the most discerning and fashion conscious individuals. This experience is created by building personal relationships with its customers and working closely with its designer resources to offer exciting and fashionable merchandise in an elegant retail environment.

     The Company believes it is well positioned to increase productivity and sales by continuing to capitalize on favorable trends affecting the market for upscale merchandise. The size and purchasing power of the Company's core customer base is expected to continue to grow over the next several years. In addition, management believes that the demand for luxury goods and other high end merchandise has grown substantially over the past several years and should continue to grow for the foreseeable future. Also, in recent years the retail industry has been characterized by consolidation, the withdrawal of certain retailers from the marketplace and a de-emphasis by traditional department stores on high end merchandise, leaving fewer large competitors focused exclusively on the upscale specialty retail market.

     The Company has pursued a consistent business strategy designed to increase productivity, sales and operating earnings. Key elements of the strategy include: (i) offering an extensive and carefully edited assortment of high end fashion merchandise based on strong relationships with designer resources; (ii) providing a high level of customer service and utilizing a variety of clienteling tools; (iii) investing in the Company's store base and supporting infrastructure; (iv) opening new stores and (v) expanding its customer base by broadening the Company's reach through creative marketing techniques, as well as through NM Direct.

     The Company intends to continue its commitment to high end merchandise and to remain the preferred choice among many prestige suppliers as well as a showcase for introducing new and innovative designers to the high fashion market. Neiman Marcus Stores recently implemented its Optimum Selling(SM) program with the goal of increasing productivity and sales. The program encourages the Company's sales associates, substantially all of whom are paid on commission, to access merchandise on a storewide basis to serve more of their customers' merchandise needs.

     The Company also expects to benefit from its investment over the past five years of approximately $350 million in its store base and supporting infrastructure and facilities, and has identified other remodeling opportunities to increase store productivity. Since 1987, the Company has completed remodeling projects in most of its stores. In fiscal 1997, major projects will include (i) commencing a full remodeling and expansion of the Fashion Island store in Newport Beach, California and completing a partial remodeling and expansion of the Beverly Hills store, (ii) completing a major renovation of the first floor of Bergdorf Goodman Men and (iii) constructing a beauty salon and spa in the newly acquired ninth floor of the Bergdorf Goodman main store. These and other future projects will improve space allocation and departmental adjacencies and increase selling space and, the Company believes, generate increased revenue.

     The Company continues to seek ways to expand its business. Since August 1995, the Company has opened three new Neiman Marcus stores, adding 430,000 gross square feet, and plans to open a new Neiman Marcus store in Honolulu's Ala Moana Center in August 1998, which will add approximately 160,000 gross square feet. In addition, the Company continues to assess the feasibility of other sites for Neiman Marcus stores and expects to open an additional two to three stores over the next five years. The Company is considering the feasibility of introducing a Bergdorf Goodman Men/Home format (combining men's apparel and accessories with decorative home accessories) in selected markets outside New York City. All proposed capital projects are thoroughly evaluated against the Company's financial return requirements and strategic objectives.

     To expand its customer base, the Company employs various creative marketing techniques including The Neiman Marcus Christmas Catalogue, its proprietary credit cards, The Book, in-store events and the NM Express Card. NM Direct provides the Company with the opportunity, through selective direct marketing, to introduce new customers to the quality merchandise and service for which the Company is known, especially in those markets where the Company does not operate any stores. The Company is exploring international growth opportunities for NM Direct with the same disciplined approach used for other expansion opportunities.

     The success of the Company's strategy has resulted in strong sales and earnings growth. The Company's revenues from continuing operations during fiscal 1996 were $2.08 billion, compared to $1.89 billion in 1995 and $1.79 billion in 1994. Comparable sales increased 5.4% in fiscal 1996, 5.5% in 1995 and 7.3% in 1994. Sales per gross square foot reached all time highs of $380 at Neiman Marcus Stores and $786 at Bergdorf Goodman in fiscal 1996. Earnings from continuing operations for fiscal 1996 were $131.2 million, compared to $116.1 million in 1995 and $113.2 million in 1994.

     Harcourt General currently owns 59% of the common stock and all of the preferred stock of the Company. Upon completion of the Transactions described below, Harcourt General will continue to own a majority of the common stock of the Company. Two of Harcourt General's directors and virtually all of its officers and corporate staff, including its Chairman and its Chief Executive Officer, occupy similar positions with the Company.

                          DESCRIPTION OF TRANSACTIONS

     The offering in the United States and Canada (the "U.S. Offering") and the offering outside the United States and Canada (the "International Offering" and, together with the U.S. Offering, the "Offering") are part of a group of transactions that are intended to improve the Company's cash flow and capital structure by eliminating all of the Company's outstanding preferred stock, all of which is held by Harcourt General. The Company's outstanding preferred stock consists of 500,000 shares of 9 1/4% Cumulative Redeemable Preferred Stock which has an aggregate stated value of $50 million ("9 1/4% Preferred Stock") and 1,000,000 shares of 6% Cumulative Convertible Preferred Stock which has an aggregate stated value of approximately $375 million ("6% Preferred Stock" and, together with the 9 1/4% Preferred Stock, the "Preferred Stock").

     The Preferred Stock will be repurchased from Harcourt General by the Company at a total price (the "Total Purchase Price") of approximately $416 million, representing 98% of the aggregate stated value of the Preferred Stock, plus accrued and unpaid dividends on the Preferred Stock through the date of the closing of the Transactions. The Total Purchase Price will be paid with $135 million in shares of the Company's Common Stock (the "Stock Payment"), valued at the price to public set forth on the cover of this Prospectus, with the remainder (approximately $281 million, plus accrued and unpaid dividends) payable in cash (the "Cash Payment"). The Total Purchase Price was determined by negotiations between Harcourt General and a Special Committee of the Board of Directors of the Company formed for this purpose, comprised entirely of directors independent of Harcourt General. The Special Committee has received an opinion from Bear, Stearns & Co. Inc. as to the fairness of the Transactions from a financial point of view to the public shareholders of the Company.

     The net proceeds to the Company from the sale of the 8,000,000 shares of Common Stock in the Offering (after deducting the underwriting discounts and commissions and estimated expenses of the Offering) are estimated to be $250 million, assuming a public offering price of $32 3/4, the reported last sale price of the Common Stock set forth on the cover of this Prospectus. To fund the Cash Payment, the Company intends to use all of the net proceeds from the Offering, together with borrowings (the "Borrowings") under its revolving credit facility equal to the sum of approximately $31 million plus the amount of accrued and unpaid dividends. To the extent that the U.S. Underwriters exercise their over-allotment option, the Borrowings will be decreased. The Offering, the Borrowings, the application of the net proceeds thereof as described above and the Stock Payment are collectively referred to herein as the "Transactions." After the consummation of the Transactions, Harcourt General will continue to be the majority shareholder of the Company.

     The Company believes that the Transactions will be beneficial primarily because its cash flow will be improved by eliminating both the annual dividends on the Preferred Stock, which are currently approximately $27 million, and the sinking fund requirements associated with the 6% Preferred Stock. The Transactions will also strengthen the Company's balance sheet, improving its financial flexibility and enhancing its access to the capital markets. In addition, the Offering will increase the number of shares of Common Stock held by the public from 15.3 million to 23.3 million shares. In connection with the repurchase of the Preferred Stock, the Company will incur a nonrecurring, non-cash charge to earnings applicable to common shareholders of approximately $30 million, or $.60 per share, in the first quarter of fiscal 1997, assuming a price to public of the reported last sale price of the Common Stock set forth on the cover of this Prospectus. See "Description of Transactions; Use of Proceeds."

                                  THE OFFERING

Common Stock offered(1):
  U.S. Offering..........................  6,400,000 shares
  International Offering.................  1,600,000 shares
          Total..........................  8,000,000 shares
Common Stock to be outstanding after the
  Transactions(2)(3).....................  50,125,839 shares
Use of proceeds..........................  To partially fund the Cash Payment.
NYSE symbol..............................  NMG

- ------------
(1) Assumes that the U.S. Underwriters' over-allotment option is not exercised.

(2) Excludes 832,137 shares of Common Stock reserved for issuance upon exercise of employee stock options, 653,077 of which shares were subject to options outstanding as of August 3, 1996.

(3) Assumes that 4,122,137 shares are issued as the Stock Payment, calculated using a price to public of the reported last sale price of the Common Stock set forth on the cover of this Prospectus.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

     The summary historical consolidated financial and other data presented below have been derived from the audited Consolidated Financial Statements for each of the five fiscal years in the period ended August 3, 1996, are qualified by reference to, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and Notes thereto and the other financial information included elsewhere and incorporated by reference in this Prospectus. The summary pro forma statement of operations and balance sheet data presented below give effect to the Transactions as if they had occurred on July 30, 1995 and as of August 3, 1996, respectively. The pro forma information does not purport to represent what the Company's results of operations would have been if the Transactions had occurred as of the date indicated or what such results will be for any future periods. The summary pro forma financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and other financial information included elsewhere and incorporated by reference in this Prospectus.

                                                                               FISCAL YEAR ENDED
                                                   --------------------------------------------------------------------------
                                                   AUGUST 1,       JULY 31,       JULY 30,       JULY 29,        AUGUST 3,
                                                      1992           1993           1994           1995           1996(1)
                                                   ----------     ----------     ----------     ----------     --------------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.........................................  $1,484,945     $1,667,825     $1,789,461     $1,888,249       $2,075,003
Cost of goods sold including buying
  and occupancy costs............................   1,025,670      1,120,561      1,210,262      1,276,776        1,416,296
Selling, general and administrative
  expenses(2)....................................     366,873        412,044        420,667        448,956          485,533
Corporate expenses...............................      13,116         11,898         13,411         12,465           13,719
                                                   ----------     ----------     ----------     ----------       ----------
Operating earnings(2)............................      79,286        123,322        145,121        150,052          159,455
Interest expense(2)..............................     (32,408)       (29,589)       (31,878)       (33,958)         (28,228)
Other income(3)..................................          --         21,741             --             --               --
                                                   ----------     ----------     ----------     ----------       ----------
Earnings from continuing operations before
  income taxes and accounting change.............      46,878        115,474        113,243        116,094          131,227
Income taxes.....................................      19,220         48,499         47,562         48,759           53,803
                                                   ----------     ----------     ----------     ----------       ----------
Earnings from continuing operations
  before accounting change.......................      27,658         66,975         65,681         67,335           77,424
Loss from discontinued operations
  net of taxes (including loss on
  disposal of $9,873 in 1995)(4).................      (5,806)        (8,402)       (49,755)       (11,727)              --
                                                   ----------     ----------     ----------     ----------       ----------
Earnings before accounting change................      21,852         58,573         15,926         55,608           77,424
Change in accounting for postretirement
  health care benefits, net......................          --        (11,199)            --             --               --
                                                   ----------     ----------     ----------     ----------       ----------
Net earnings.....................................      21,852         47,374         15,926         55,608           77,424
Dividends and accretion on redeemable
  preferred stocks(5)............................     (29,197)       (29,068)       (29,080)       (29,092)         (29,104)
                                                   ----------     ----------     ----------     ----------       ----------
Net earnings (loss) applicable to
  common shareholders............................  $   (7,345)    $   18,306     $  (13,154)    $   26,516       $   48,320
                                                   ==========     ==========     ==========     ==========       ==========
Weighted average shares outstanding..............      35,551         37,577         37,946         37,999           38,218
                                                   ==========     ==========     ==========     ==========       ==========
Amounts per share applicable to
  common shareholders:
  Earnings (loss) from continuing operations
    before accounting change.....................  $     (.05)    $     1.00     $      .96     $     1.01       $     1.26
  Loss from discontinued operations..............        (.16)          (.22)         (1.31)          (.31)              --
  Accounting change..............................          --           (.30)            --             --               --
                                                   ----------     ----------     ----------     ----------       ----------
  Net earnings (loss)............................  $     (.21)    $      .48     $     (.35)    $      .70       $     1.26
                                                   ==========     ==========     ==========     ==========       ==========
PRO FORMA DATA:(6)
Net earnings per share applicable to common
  shareholders...................................                                                                $     1.54
                                                                                                                 ==========
Weighted average shares outstanding..............                                                                    50,340
                                                                                                                 ==========

                                                        (footnotes on next page)

                                                                                                    AS OF AUGUST 3, 1996
                                                                                                -----------------------------
                                                                                                                 PRO FORMA
                                                                                                  ACTUAL       AS ADJUSTED(7)
                                                                                                ----------     --------------
                                                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Inventories................................................................................     $  443,948       $  443,948
Property and equipment, net................................................................        457,625          457,625
Total assets...............................................................................      1,252,350        1,252,350
Total debt(8)..............................................................................        325,197          356,622
Redeemable preferred stocks(5).............................................................        407,426          --
Common shareholders' equity................................................................         75,607          451,608

                                                                               FISCAL YEAR ENDED
                                                   --------------------------------------------------------------------------
                                                   AUGUST 1,       JULY 31,       JULY 30,       JULY 29,        AUGUST 3,
                                                      1992           1993           1994           1995           1996(1)
                                                   ----------     ----------     ----------     ----------     --------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT SALES PER SQUARE FOOT DATA)
OTHER DATA:
Increase in comparable sales:
  Neiman Marcus Stores(9)........................         1.7%           7.7%           7.6%           6.7%             6.5%
  Total(10)......................................         2.7%           8.9%           7.3%           5.5%             5.4%
Retail store sales per average square foot(11):
  Neiman Marcus Stores...........................      $  292         $  314         $  338         $  360           $  380
  Bergdorf Goodman...............................      $  630         $  693         $  726         $  764           $  786
Gross margin(12).................................        30.9%          32.8%          32.4%          32.4%            31.7%
Selling, general and administrative expenses as a
  percentage of revenues(2)......................        24.7%          24.7%          23.5%          23.8%            23.4%
Operating profit margin(2)(13)...................         5.3%           7.4%           8.1%           7.9%             7.7%
Depreciation and amortization....................     $43,026        $45,088        $48,086        $48,397          $56,305
Capital expenditures.............................     $58,600        $48,400        $65,074        $93,514          $85,736
Number of stores at year end:
  Neiman Marcus Stores(14).......................          26             27             27             27               29
  Bergdorf Goodman...............................           2              2              2              2                2

- ------------
 (1) Fiscal 1996 was a 53-week year.

 (2) In March 1995 the Company sold all of its Neiman Marcus credit card receivables to a trust in exchange for certificates representing undivided interests in such receivables. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Review of Financial Condition." The securitization resulted in a decrease in finance charge income (which is recorded as an offset to selling, general and administrative expenses) and a resulting decrease in operating earnings in fiscal 1995 and 1996. To provide a meaningful comparison of selling, general and administrative expenses and operating earnings in fiscal 1995 and 1996 to such items in fiscal 1992 through 1994, the following chart shows each item as if the securitization had not occurred:

                                                                                          FISCAL YEAR ENDED
                                                                                       -----------------------
                                                                                                       AUGUST
                                                                                       JULY 29,          3,
                                                                                         1995           1996
                                                                                       --------       --------
      Selling, general and administrative expenses...................................  $441,856       $466,493
      Selling, general and administrative expenses as a percentage of revenues.......      23.4%          22.5%
      Operating earnings.............................................................  $157,152       $178,495
      Operating profit margin........................................................       8.3%           8.6%

 (3) Represents settlement of several disputes with Carter Hawley Hale Stores, Inc., which had operated the Neiman Marcus and Bergdorf Goodman businesses prior to 1987.

 (4) Reflects the operations of Contempo Casuals, which was sold by the Company on June 30, 1995. See Note 2 to Consolidated Financial Statements.

 (5) After the consummation of the Transactions, no shares of preferred stock will be outstanding. See "Description of Transactions; Use of Proceeds."

 (6) Excludes a nonrecurring, non-cash charge to earnings applicable to common shareholders of approximately $30 million or $.60 per share. See "Description of Transactions; Use of Proceeds" for a description of the pro forma adjustments.

 (7) As adjusted to give effect to the Transactions. See "Description of Transactions; Use of Proceeds."

 (8) Includes obligations under capital leases. See Note 5 to Consolidated Financial Statements.

 (9) Comparable sales represents net sales of stores open in both reporting periods for the portion of such period open. In fiscal 1996, comparable sales exclude the impact of the 53rd week.

(10) Total comparable sales represents (i) net sales of stores open in both reporting periods for the portion of such period open and (ii) NM Direct net sales. In fiscal 1996, comparable sales exclude the impact of the 53rd week.

(11) Sales per average square foot in each fiscal year represent net retail store sales for such full fiscal year divided by the average of total gross square feet of stores. In fiscal 1996, sales per average square foot exclude sales for the 53rd week.

(12) Gross margin represents revenues less cost of goods sold including buying and occupancy costs as a percentage of revenues.

(13) Operating profit margin represents operating earnings as a percentage of revenues.

(14) On August 16, 1996, the Company opened its 30th Neiman Marcus store in Paramus, New Jersey.

                                  RISK FACTORS

     Prospective purchasers of shares of Common Stock should consider carefully the following risk factors relating to the Offering and the business of the Company, together with the information and financial data set forth elsewhere or incorporated by reference in this Prospectus, prior to making an investment decision. This Prospectus contains certain statements of a forward looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth below, which could cause actual results to differ materially from those indicated by such forward-looking statements.

SENSITIVITY TO ECONOMIC CONDITIONS AND CONSUMER CONFIDENCE

     The specialty retail industry is highly dependent upon the level of consumer spending, particularly among affluent customers, and may be adversely affected by an economic downturn, increases in consumer debt levels, uncertainties regarding future economic prospects, or a decline in consumer confidence. An economic downturn in the areas in which the Company has stores, particularly in Texas, California and the New York metropolitan area, from which the Company derives a significant portion of its revenues, could have a material adverse effect on the Company's business and results of operations.

CHANGING CONSUMER PREFERENCES

     The Company's success depends in substantial part upon its ability to anticipate and respond to changing consumer preferences and fashion trends in a timely manner. Although the Company attempts to stay abreast of emerging lifestyle and consumer preferences affecting its merchandise, any failure by the Company to identify and respond to such trends could have a material adverse effect on the Company's business and results of operations.

DEPENDENCE ON DESIGNER RESOURCES

     Because the Company offers high end apparel, the Company's success is dependent in part upon initiating and maintaining strong relationships with designers. The Company has no guaranteed supply arrangements with its principal merchandising sources. Accordingly, there can be no assurance that such sources will continue to meet the Company's quality, style and volume requirements. The inability of the Company to obtain quality and fashionable merchandise in a timely fashion could have a material adverse effect on the Company's business and results of operations. See "Business -- Business Strategy -- Merchandising" and "Business -- Merchandising."

STORE LOCATIONS

     The Company enters into long term leases for its store locations. The Company's store locations have been carefully selected for the appropriate demographics and retail environment. The term of the leases for its store locations limits the Company's ability to respond in a timely manner to the adverse consequences of the failure to correctly predict, or to changes in, the demographic or retail environment at any location. Such failure or changes in any areas in which the Company has stores could have a material adverse effect on the Company's business and results of operations. See "Business -- Stores and Other Facilities" and "Business -- Business Strategy -- Opening New Stores."

SEASONALITY; FLUCTUATION IN QUARTERLY RESULTS

     The specialty retail industry is seasonal in nature, with a disproportionately high level of sales and earnings typically generated in the fall and holiday selling seasons. Working capital requirements and inventory fluctuate during the year, increasing substantially in the first quarter in anticipation of the holiday selling season. If actual sales for a quarter do not meet or exceed projected sales for that quarter, expenditures and inventory levels could be disproportionately high for such quarter and the Company's cash flow and earnings for that quarter and future quarters could be adversely affected. See Note 14 to Consolidated Financial Statements.

COMPETITION

     The specialty retail industry is highly competitive and fragmented. The Company competes with large specialty retailers, traditional and better department stores, national apparel chains, designer boutiques, individual specialty apparel stores and direct marketing firms. The Company competes for customers principally on the basis of quality, assortment and presentation of merchandise, customer service, store ambience, sales and marketing programs and value. The Company competes for quality merchandise and assortment principally based on relationships with designer resources and purchasing power. The Company competes for real estate opportunities principally on the basis of its ability to attract customers. Many of the Company's competitors are larger and have greater financial resources than the Company. Certain of the Company's merchandise resources have established competing free-standing retail stores in the same vicinity as the Company's stores. See "Business -- Competition."

CONTROL BY PRINCIPAL STOCKHOLDER

     Upon consummation of the Transactions, Harcourt General will continue to be the beneficial owner of a majority of the outstanding shares of Common Stock. See "Description of Transactions; Use of Proceeds." Harcourt General is able, and following the Transactions will continue to be able, to control the Company through its ability to determine the outcome of votes of stockholders regarding the election of directors and its ability to determine or significantly influence the votes of stockholders regarding the approval of significant transactions. Richard A. Smith, Chairman of the Board of the Company and of Harcourt General, his sister, Nancy L. Marks, and certain members of their families may be regarded as controlling persons of Harcourt General and, therefore, of the Company. This concentration of ownership and voting power may have the effect of delaying or preventing a change in control of the Company. See "Principal Stockholders -- Stock Ownership of Certain Beneficial Owners and Management -- Note 2."

     While the Company has experienced executives and management in each of its operating divisions, two of Harcourt General's directors and virtually all of its officers and corporate staff, including its Chairman and its Chief Executive Officer, occupy similar positions with the Company. The Company and Harcourt General are parties to an agreement pursuant to which Harcourt General provides certain management, accounting, financial, legal, tax and other corporate services to the Company, including the services of the officers and corporate staff mentioned above. This agreement may be terminated by either party on 180 days' notice. See "Management -- Relationship with Harcourt General." In the event that Harcourt General were to sell its ownership stake in the Company or terminate such agreement, the Company could experience a loss of important members of its corporate management team, a loss of various corporate functions, a potential increase in the cost of providing corporate services and a loss of potential savings from certain consolidated purchasing agreements.

DIRECT MARKETING BUSINESS

     In addition to being sensitive to economic conditions, consumer confidence, seasonality and changing consumer preferences, NM Direct's business, which accounted for approximately 12% of the Company's revenues in fiscal 1996, is subject to other risk factors unique to the direct marketing business, such as fluctuations in paper, printing and postage costs. In particular, NM Direct's operating earnings were adversely affected in fiscal 1995 due, in part, to significant increases in paper and postage costs.

NO DIVIDENDS ON COMMON STOCK

     The Company currently does not intend to pay any cash dividends on the Common Stock. The Company's revolving credit agreement contains restrictions on its ability to pay dividends and make other distributions. See "Dividend Policy."

                  DESCRIPTION OF TRANSACTIONS; USE OF PROCEEDS

     The Offering is part of a group of transactions that are intended to improve the Company's cash flow and capital structure by eliminating all of the Company's outstanding preferred stock, all of which is held by Harcourt General. The Company's outstanding preferred stock consists of 1,000,000 shares of 6% Preferred Stock and 500,000 shares of 9 1/4% Preferred Stock.

     The 6% Preferred Stock is entitled (i) to receive cumulative dividends at an annual rate of 6% on its aggregate $374.9 million stated value, (ii) to convert on a per share basis into approximately 9.12 shares of Common Stock subject to certain antidilution adjustments and (iii) upon liquidation of the Company, to receive a liquidation distribution equal to its stated value, together with any accrued and unpaid dividends, before any distribution to any junior class of stock. The conversion price of the 6% Preferred Stock at August 3, 1996 was approximately $41.12 per share of Common Stock acquired upon such conversion ($39.43 adjusted for the Offering, assuming a price to public of the reported last sale price of the Common Stock set forth on the cover of this Prospectus). The 6% Preferred Stock may be redeemed by the Company at a premium over its stated value under certain conditions through September 1997. Commencing in September 1997 (when a sinking fund for this purpose commences), the Company is required to redeem annually not less than 5% of the 6% Preferred Stock at a redemption value of $374.92 per share plus any accrued and unpaid dividends.

     The 9 1/4% Preferred Stock is entitled to receive cumulative dividends at an annual rate of 9 1/4% on its aggregate stated value of $50 million. The
9 1/4% Preferred Stock is not redeemable until July 31, 1998 except under certain limited circumstances, is redeemable at a premium for a twelve month period beginning July 31, 1998, and at par thereafter and must be redeemed in full by July 31, 2001. The 9 1/4% Preferred Stock has a liquidation preference equal to stated value plus accrued and unpaid dividends and ranks equal to the 6% Preferred Stock and is senior to the Common Stock of the Company with respect to dividends and the distribution of assets upon liquidation or dissolution of the Company.

     The Preferred Stock will be repurchased from Harcourt General by the Company at the Total Purchase Price of approximately $416 million, representing 98% of the aggregated stated value of the Preferred Stock, plus accrued and unpaid dividends on the Preferred Stock through the date of the closing of the Transactions. The Total Purchase Price will be paid with $135 million in shares of the Company's Common Stock, valued at the price to public set forth on the cover of this Prospectus, with the remainder (approximately $281 million, plus accrued and unpaid dividends) payable in cash. The Total Purchase Price was determined by negotiations between Harcourt General and a Special Committee of the Board of Directors of the Company formed for this purpose, comprised entirely of directors independent of Harcourt General. The Special Committee was advised by independent legal counsel and has received an opinion from Bear, Stearns & Co. Inc. as to the fairness of the Transactions from a financial point of view to the public shareholders of the Company.

     The net proceeds to the Company from the sale of the 8,000,000 shares of Common Stock in the Offering (after deducting the underwriting discounts and commissions and estimated expenses of the Offering) are estimated to be $250 million, assuming a public offering price of $32 3/4, the reported last sale price of the Common Stock set forth on the cover of this Prospectus. To fund the Cash Payment, the Company intends to use all of the net proceeds from the Offering, together with Borrowings equal to the sum of approximately $31 million plus the amount of accrued and unpaid dividends. To the extent that the U.S. Underwriters exercise their over-allotment option, the Borrowings will be decreased. After the consummation of the Transactions, Harcourt General will continue to be the majority shareholder of the Company.

     The Company believes that the Transactions will be beneficial primarily because its cash flow will be improved by eliminating both the annual dividends on the Preferred Stock, which are currently approximately $27 million, and the sinking fund requirements associated with the 6% Preferred Stock. The Transactions will also strengthen the Company's balance sheet, improving its financial flexibility and enhancing its access to the capital markets. In addition, the Offering will increase the number of shares held by the public from 15.3 million to 23.3 million shares.

     In connection with the repurchase of the Preferred Stock, the Company will incur a nonrecurring, non-cash charge to earnings applicable to common shareholders of approximately $30 million, or $.60 per share, assuming a price to public of the reported last sale price of the Common Stock set forth on the cover of this Prospectus. The charge is comprised of two components: a charge of approximately $9 million, representing the difference between the book value of the Preferred Stock and 98% of the aggregate stated value of the Preferred Stock and a charge of approximately $21 million related to the Stock Payment. The $21 million charge represents the value (at the price to public of the reported last sale price of the Common Stock set forth on the cover of this Prospectus) of the number of shares to be issued to Harcourt General in excess of the number of shares that would have been issued in accordance with the conversion terms of the 6% Preferred Stock to be acquired with the Stock Payment. The $9 million charge will reduce common shareholders' equity. The $21 million charge will have no net effect on total common shareholders' equity.

     The following table sets forth certain summary consolidated pro forma financial data for the Company for the fiscal year ended August 3, 1996 on a historical basis and on a pro forma basis, giving effect to the Transactions as if they occurred on July 30, 1995. The pro forma information does not purport to represent what the Company's results of operations would have been if the Transactions had occurred as of the date indicated or what such results will be for any future periods. The summary pro forma financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and other financial information included elsewhere in this Prospectus.

                                                                    FISCAL YEAR ENDED
                                                                     AUGUST 3, 1996
                                                             -------------------------------
                                                             HISTORICAL         PRO FORMA(1)
                                                             ----------         ------------
                                                                  (IN THOUSANDS, EXCEPT
                                                                     PER SHARE DATA)
    STATEMENT OF OPERATIONS DATA:
    Revenues...............................................  $2,075,003          $2,075,003
                                                             ==========            ========
    Operating earnings.....................................     159,455             159,455
    Interest expense.......................................      28,228              28,488(2)
                                                             ----------            --------
    Earnings from continuing operations before income
      taxes................................................     131,227             130,967
    Income taxes...........................................      53,803              53,696(3)
                                                             ----------            --------
    Net earnings...........................................      77,424              77,271
    Dividends and accretion on redeemable preferred
      stocks...............................................     (29,104)            --     (4)
                                                             ----------            --------
    Net earnings applicable to common shareholders.........  $   48,320          $   77,271
                                                             ==========            ========
    Weighted average shares outstanding....................      38,218              50,340(5)
                                                             ==========            ========
    Amounts per share applicable to common shareholders:
      Net earnings.........................................  $     1.26          $     1.54
                                                             ==========            ========

- ------------

(1) Excludes the effect of the nonrecurring, non-cash charge.
(2) As adjusted to reflect $260 of incremental interest expense relating to the Borrowings. The borrowing amount used to calculate the incremental interest expense has been reduced by the eliminated dividend payment.

(3) As adjusted to reflect the reduction in taxes payable attributable to the incremental interest expense, at the Company's effective tax rate.

(4) As adjusted to reflect the elimination of the dividends and accretion on the redeemable preferred stocks.

(5) As adjusted to reflect 12,122 shares of Common Stock issued in the Transactions assuming a price to public of the reported last sale price of the Common Stock set forth on the cover of this Prospectus.

                                DIVIDEND POLICY

     The Company currently does not intend to pay any cash dividends on the Common Stock. The Company's revolving credit agreement contains restrictions on its ability to pay dividends and make other distributions.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "NMG." The following table sets forth for the periods indicated the high and low closing sale prices of the Company's Common Stock as reported on the NYSE.

                                                                            COMMON
                                                                          STOCK PRICE
                                                                         -------------
                                                                         HIGH     LOW
                                                                         ----     ----
        Year ended July 29, 1995
          First Quarter................................................  $ 15 1/2 $ 13 1/2
          Second Quarter...............................................    15       13
          Third Quarter................................................    15 1/2   13
          Fourth Quarter...............................................    15 7/8   13 1/4
        Year ended August 3, 1996
          First Quarter................................................    18 7/8   14 5/8
          Second Quarter...............................................    23 1/2   17 1/8
          Third Quarter................................................    23 1/8   17 1/4
          Fourth Quarter...............................................    30 1/8   23 5/8
        Year ending August 2, 1997
          First Quarter (through September 9, 1996)....................    32 3/4   27 1/8

     The Company had approximately 12,164 stockholders of record at September 6, 1996. A recent reported last sale price of the Common Stock on the NYSE is set forth on the cover of this Prospectus.

                                 CAPITALIZATION

     The following table sets forth the consolidated short-term debt and total capitalization of the Company as of August 3, 1996 and as adjusted to give effect to the Transactions assuming a price to public of the reported last sale price of the Common Stock set forth on the cover of this Prospectus. See "Description of Transactions; Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere and incorporated by reference in this Prospectus.

                                                                       AUGUST 3, 1996
                                                                 ---------------------------
                                                                                PRO FORMA
                                                                  ACTUAL       AS ADJUSTED
                                                                 --------     --------------
                                                                   (DOLLARS IN THOUSANDS)
    Short-term debt............................................  $ 27,054        $ 27,054
                                                                 ========        ========
    Long-term debt(1)
      Revolving credit agreement(2)............................  $160,000        $191,425
      Senior notes.............................................   132,000         132,000
      Capital lease obligations................................     6,143           6,143
                                                                 --------        --------
         Total long-term debt..................................   298,143         329,568
                                                                 --------        --------
    Redeemable preferred stocks
      6% Preferred Stock.......................................   357,426              --
      9 1/4% Preferred Stock...................................    50,000              --
                                                                 --------        --------
         Total redeemable preferred stocks.....................   407,426              --
                                                                 --------        --------
    Common shareholders' equity(2)
      Common stock, $.01 par value; 100 million shares
         authorized, 38,003,702 shares issued and outstanding
         (50,125,839 shares issued and outstanding as
         adjusted).............................................       380             501
      Additional paid-in capital...............................    83,106         467,985
      Accumulated deficit......................................    (7,879)        (16,878)
                                                                 --------        --------
         Total common shareholders' equity.....................    75,607         451,608
                                                                 --------        --------
              Total capitalization.............................  $781,176        $781,176
                                                                 ========        ========

- ------------
(1) Excludes other long-term obligations of the Company. See Note 5 to Consolidated Financial Statements.

(2) Assumes that the U.S. Underwriters' over-allotment option is not exercised. If such option is exercised in full, pro forma, as adjusted common shareholders' equity will be $489,336 and the outstanding balance under the revolving credit agreement will be $153,697.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below has been derived from the audited Consolidated Financial Statements for each of the five years in the period ended August 3, 1996, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and Notes thereto and the other financial information included elsewhere and incorporated by reference in this Prospectus.

                                                                     FISCAL YEAR ENDED
                                             ------------------------------------------------------------------
                                             AUGUST 1,      JULY 31,      JULY 30,      JULY 29,     AUGUST 3,
                                                1992          1993          1994          1995        1996(1)
                                             ----------    ----------    ----------    ----------    ----------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues...................................  $1,484,945    $1,667,825    $1,789,461    $1,888,249    $2,075,003
Cost of goods sold including buying and
  occupancy costs..........................   1,025,670     1,120,561     1,210,262     1,276,776     1,416,296
Selling, general and administrative
  expenses(2)..............................     366,873       412,044       420,667       448,956       485,533
Corporate expenses.........................      13,116        11,898        13,411        12,465        13,719
                                             ----------    ----------    ----------    ----------    ----------
Operating earnings(2)......................      79,286       123,322       145,121       150,052       159,455
Interest expense(2)........................     (32,408)      (29,589)      (31,878)      (33,958)      (28,228)
Other income(3)............................          --        21,741            --            --            --
                                             ----------    ----------    ----------    ----------    ----------
Earnings from continuing operations before
  income taxes and accounting change.......      46,878       115,474       113,243       116,094       131,227
Income taxes...............................      19,220        48,499        47,562        48,759        53,803
                                             ----------    ----------    ----------    ----------    ----------
Earnings from continuing operations before
  accounting change........................      27,658        66,975        65,681        67,335        77,424
Loss from discontinued operations net of
  taxes (including loss on disposal of
  $9,873 in 1995)(4).......................      (5,806)       (8,402)      (49,755)      (11,727)           --
                                             ----------    ----------    ----------    ----------    ----------
Earnings before accounting change..........      21,852        58,573        15,926        55,608        77,424
Change in accounting for postretirement
  health care benefits, net................          --       (11,199)           --            --            --
                                             ----------    ----------    ----------    ----------    ----------
Net earnings...............................      21,852        47,374        15,926        55,608        77,424
Dividends and accretion on redeemable
  preferred stocks(5)......................     (29,197)      (29,068)      (29,080)      (29,092)      (29,104)
                                             ----------    ----------    ----------    ----------    ----------
Net earnings (loss) applicable to common
  shareholders.............................  $   (7,345)   $   18,306    $  (13,154)   $   26,516    $   48,320
                                             ==========    ==========    ==========    ==========    ==========
Weighted average shares outstanding........      35,551        37,577        37,946        37,999        38,218
                                             ==========    ==========    ==========    ==========    ==========
Amounts per share applicable to common
  shareholders:
  Earnings (loss) from continuing
    operations before accounting change....  $     (.05)   $     1.00    $      .96    $     1.01    $     1.26
  Loss from discontinued operations........        (.16)         (.22)        (1.31)         (.31)           --
  Accounting change........................          --          (.30)           --            --            --
                                             ----------    ----------    ----------    ----------    ----------
  Net earnings (loss)......................  $     (.21)   $      .48    $     (.35)   $      .70    $     1.26
                                             ==========    ==========    ==========    ==========    ==========
BALANCE SHEET DATA:
Accounts receivable(2).....................  $  220,388    $  309,572    $  362,236    $  150,110    $  165,442
Inventories................................     307,100       362,567       345,145       359,092       443,948
Property and equipment, net................     422,243       416,519       410,913       423,583       457,625
Total assets...............................   1,141,438     1,278,574     1,323,128     1,108,437     1,252,350
Total debt(6)..............................     345,490       422,299       485,672       256,306       325,197
Redeemable preferred stocks(5).............     399,562       401,510       403,470       405,442       407,426
Common shareholders' equity................      (2,919)       24,358         3,716        26,547        75,607

                                                        (footnotes on next page)

                                                                     FISCAL YEAR ENDED
                                             ------------------------------------------------------------------
                                             AUGUST 1,      JULY 31,      JULY 30,      JULY 29,     AUGUST 3,
                                                1992          1993          1994          1995        1996(1)
                                             ----------    ----------    ----------    ----------    ----------
                                                 (DOLLARS IN THOUSANDS, EXCEPT SALES PER SQUARE FOOT DATA)
OTHER DATA:
Increase in comparable sales:
  Neiman Marcus Stores(7)..................         1.7%          7.7%          7.6%          6.7%          6.5%
  Total(8).................................         2.7%          8.9%          7.3%          5.5%          5.4%
Retail store sales per average square
  foot(9):
  Neiman Marcus Stores.....................  $      292    $      314    $      338    $      360    $      380
  Bergdorf Goodman.........................  $      630    $      693    $      726    $      764    $      786
Gross margin(10)...........................        30.9%         32.8%         32.4%         32.4%         31.7%
Selling, general and administrative
  expenses as a percentage of
  revenues(2)..............................        24.7%         24.7%         23.5%         23.8%         23.4%
Operating profit margin(2)(11).............         5.3%          7.4%          8.1%          7.9%          7.7%
Depreciation and amortization..............  $   43,026    $   45,088    $   48,086    $   48,397    $   56,305
Capital expenditures.......................  $   58,600    $   48,400    $   65,074    $   93,514    $   85,736
Number of stores at year end:
  Neiman Marcus Stores(12).................          26            27            27            27            29
  Bergdorf Goodman.........................           2             2             2             2             2

- ------------
 (1) Fiscal 1996 was a 53-week year.

 (2) In March 1995 the Company sold all of its Neiman Marcus credit card receivables to a trust in exchange for certificates representing undivided interests in such receivables. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The securitization resulted in a decrease in finance charge income (which is recorded as an offset to selling, general and administrative expenses) and a resulting decrease in operating earnings in fiscal 1995 and 1996. To provide a meaningful comparison of selling, general and administrative expenses and operating earnings in fiscal 1995 and 1996 to such items in fiscal 1992 through 1994, the following chart shows each item as if the securitization had not occurred:

                                                                             FISCAL YEAR ENDED
                                                                           ---------------------
                                                                                         AUGUST
                                                                           JULY 29,        3,
                                                                             1995         1996
                                                                           --------     --------
        Selling, general and administrative expenses.....................  $441,856     $466,493
        Selling, general and administrative expenses as a percentage of
          revenues.......................................................      23.4%        22.5%
        Operating earnings...............................................  $157,152     $178,495
        Operating margin.................................................       8.3%         8.6%

     The securitization also had the effect of reducing accounts receivable in fiscal 1995 by approximately $246 million.

 (3) Represents settlement of several disputes with Carter Hawley Hale Stores, Inc., which had operated the Neiman Marcus and Bergdorf Goodman businesses prior to 1987.

 (4) Reflects the operations of Contempo Casuals which was sold by the Company on June 30, 1995. See Note 2 to Consolidated Financial Statements.

 (5) After the consummation of the Transactions, no shares of preferred stock will be outstanding. See "Description of Transactions; Use of Proceeds."

 (6) Includes obligations under capital leases. See Note 5 to Consolidated Financial Statements.

 (7) Comparable sales represents net sales of stores open in both reporting periods for the portion of such period open. In fiscal 1996, comparable sales exclude the impact of the 53rd week.

 (8) Total comparable sales represents (i) net sales of stores open in both reporting periods for the portion of such period open and (ii) NM Direct net sales. In fiscal 1996, comparable sales exclude the impact of the 53rd week.

 (9) Sales per average square foot in each fiscal year represent net retail store sales for such full fiscal year divided by the average of total gross square feet of stores. In fiscal 1996, sales per average square foot exclude sales for the 53rd week.

(10) Gross margin represents revenues less cost of goods sold including buying and occupancy costs as a percentage of revenues.

(11) Operating profit margin represents operating earnings as a percentage of revenues.

(12) On August 16, 1996, the Company opened its 30th Neiman Marcus store in Paramus, New Jersey.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company's financial performance reflects a favorable environment for the sale of high end merchandise as well as the strong competitive position of its three operating entities: Neiman Marcus Stores, Bergdorf Goodman and NM Direct. Management believes that the Company's success can be attributed to its business strategy, which is designed to increase productivity, sales and operating earnings. Key elements of the strategy include: (i) offering an extensive and carefully edited assortment of high end fashion merchandise based on strong relationships with designer resources; (ii) providing a high level of customer service and utilizing a variety of clienteling tools; (iii) investing in the Company's store base and supporting infrastructure; (iv) opening new stores and (v) expanding its customer base by broadening the Company's reach through creative marketing techniques as well as through NM Direct. As a result of the Company's strategy, revenues from continuing operations exceeded $2.0 billion for the first time in fiscal 1996, increasing 16.0% over revenues of $1.8 billion in fiscal 1994. Earnings from continuing operations increased 17.9% from $65.7 million to $77.4 million during the same period.

     Approximately 75% of the Company's revenues are generated by Neiman Marcus Stores with the balance split approximately equally between Bergdorf Goodman and NM Direct. In fiscal 1995, the Company solidified its focus on the high end specialty retail market with the sale of its Contempo Casuals operations, which is reflected in the Company's financial statements as a discontinued operation.

     Revenue growth over the last three fiscal years at Neiman Marcus Stores and Bergdorf Goodman can be attributed primarily to increases in comparable store sales during such periods and two new store openings in fiscal 1996. Since August 1995, the Company has opened three new Neiman Marcus stores, adding 430,000 gross square feet in the Northeast market. The Company also plans to open a new Neiman Marcus store in Honolulu's Ala Moana Center in August 1998, which will add approximately 160,000 gross square feet. In fiscal 1996, average sales per gross square foot reached an all-time high of $380 at Neiman Marcus Stores and $786 at Bergdorf Goodman, representing a 12.4% and 8.3% increase, respectively, over fiscal 1994 levels. The Company has consistently focused on renovating and modernizing its stores to improve productivity, while concurrently aiming to improve average transaction amounts and comparable sales growth with programs which are designed to increase the customers' awareness of other merchandise offerings in the store and serve more of their merchandise needs. In addition, to meet the demand of their customers for fine merchandise, over the past two fiscal years Neiman Marcus Stores and Bergdorf Goodman have placed a greater emphasis on higher quality merchandise at higher opening price point ranges.

     In fiscal 1996, the Company's operating earnings rose to $159.5 million from $150.1 million in fiscal 1995 and $145.1 million in fiscal 1994. The comparability of these results, however, is affected by the Company's securitization of its credit card receivables in fiscal 1995 as part of the Company's overall financing strategy. The sale of these credit card receivables resulted in a decrease in finance charge income (which is recorded as an offset to selling, general and administrative expenses) and a resulting decrease in the Company's operating earnings. This reduction amounted to $19.0 million in fiscal 1996 and $7.1 million in fiscal 1995. Management believes that the fiscal 1997 reduction will be comparable to the reduction experienced in fiscal 1996. The securitization, however, also reduced interest expense during fiscal 1995 and 1996 as the proceeds were used to repay outstanding debt.

     The Company utilizes the LIFO method of accounting for valuing its inventories, which provides a better matching of revenues with expenses than the FIFO method which is used by some specialty retail companies. The most important factors contributing to differences between the LIFO and FIFO methods include the rate of inflation, inventory levels and markdowns. As a result of these factors, operating earnings were $0.7 million higher in fiscal 1996, $10.4 million higher in fiscal 1995, and $2.4 million lower in fiscal 1994 than they would have been using the FIFO method.

     Because a substantial portion of the Company's selling, general and administrative expenses is made up of fixed charges, comparable sales increases improve the Company's operating profit margin. Management believes that various programs designed to increase sales, coupled with improved technologies in merchandising and selling information systems, have contributed to the Company's increased operating earnings, and will continue to improve productivity and profitability in the future.

     In fiscal 1995, revenues at NM Direct were adversely affected by weak demand for its apparel merchandise. As a result, NM Direct repositioned its merchandise assortment, placing greater emphasis on hard goods and home furnishings and less emphasis on its Horchow apparel offerings. NM Direct may increase its revenues by selectively entering international markets. NM Direct entered the catalogue market in Japan in fiscal 1995 with its Horchow catalogue and is introducing the Neiman Marcus Christmas Catalogue in Japan this holiday season. NM Direct's results are significantly affected by fluctuations in the cost of paper and postage. In particular, in fiscal 1995, increased paper and postage costs had a significant effect on the operating results of NM Direct. In response, NM Direct reduced the page count and number of its catalogues and repositioned its merchandise mix as discussed above. These initiatives resulted in increased revenues and operating earnings in fiscal 1996 for NM Direct.

     In addition to opening new stores, the Company continues to make significant capital investments that it believes will result in increased productivity. In particular, during fiscal 1994, 1995 and 1996, the Company invested approximately $90.0 million in remodeling its existing store base. In fiscal 1997, major projects will include (i) commencing a full remodeling and expansion of the Fashion Island store in Newport Beach, California and completing a partial remodeling and expansion of the Beverly Hills store; (ii) completing a major renovation of the first floor of Bergdorf Goodman Men, which will add a new main entrance on Fifth Avenue and greatly improve the departmental adjacencies and flow of the main floor and (iii) constructing a beauty salon and spa in the newly acquired ninth floor of the Bergdorf Goodman main store which will permit expansion of the decorative home business into the 4,000 square feet of space currently occupied by the existing beauty salon.

     In addition, in fiscal 1996, the Company began operating a new distribution center for Neiman Marcus Stores, which consolidated the distribution function previously provided by several older facilities in the Dallas area. In fiscal 1995, the Company completed the expansion of its direct marketing distribution and fulfillment center for NM Direct and closed its other NM Direct distribution centers. The Company expects that these facilities will provide future cost savings and operational efficiencies.

     In connection with the repurchase of the Preferred Stock, the Company will incur a nonrecurring, non-cash charge to earnings applicable to common shareholders of approximately $30 million, or $.60 per share, assuming a price to public of the reported last sale price of the Common Stock set forth on the cover of this Prospectus. The charge is comprised of two components: a charge of approximately $9 million, representing the difference between the book value of the Preferred Stock and 98% of the aggregate stated value of the Preferred Stock, and a charge of approximately $21 million related to the Stock Payment. The $21 million charge represents the value (at the price to public of the reported last sale price of the Common Stock set forth on the cover of this Prospectus) of the number of shares to be issued to Harcourt General in excess of the number of shares that would have been issued in accordance with the conversion terms of the 6% Preferred Stock to be acquired with the Stock Payment. The $9 million charge will reduce common shareholders' equity. The $21 million charge will have no net effect on total common shareholders' equity.

OPERATING RESULTS

     In fiscal 1996, the reporting period included 53 weeks as compared to 52 weeks in each of fiscal years 1995 and 1994.

                                                                 FISCAL YEAR ENDED
                                                       --------------------------------------
                                                                                      AUGUST
                                                       JULY 30,       JULY 29,          3,
                                                         1994           1995           1996
                                                       --------       --------       --------
                                                               (DOLLARS IN MILLIONS)
    REVENUES
    Neiman Marcus Stores.............................  $1,311.5       $1,398.8       $1,566.7
    Bergdorf Goodman.................................     229.5          241.5          251.9
    NM Direct........................................     248.5          247.9          256.4
                                                       --------       --------       --------
    Total............................................  $1,789.5       $1,888.2       $2,075.0
                                                       ========       ========       ========
    OPERATING EARNINGS(1)
    Neiman Marcus Stores.............................  $  119.8       $  132.3       $  134.0
    Bergdorf Goodman.................................      10.3           16.6           16.5
    NM Direct........................................      28.4           13.7           22.7
    Corporate expenses...............................     (13.4)         (12.5)         (13.7)
                                                       --------       --------       --------
    Total............................................  $  145.1       $  150.1       $  159.5
                                                       ========       ========       ========
    OPERATING PROFIT MARGINS(1)
    Neiman Marcus Stores.............................       9.1%           9.5%           8.6%
    Bergdorf Goodman.................................       4.5%           6.9%           6.6%
    NM Direct........................................      11.4%           5.5%           8.9%
    Total(2).........................................       8.1%           7.9%           7.7%

- ---------------
(1) In fiscal 1995 and fiscal 1996 operating earnings and operating profit margins include the impact of the Company's credit card receivables securitization. For comparison purposes, excluding the impact of the Company's credit card receivables securitization, operating earnings for Neiman Marcus Stores and NM Direct would have been $138.3 and $14.8 in fiscal 1995 and $150.4 and $25.4 in fiscal 1996, respectively and the operating profit margins would have been 9.9% and 6.0% in fiscal 1995 and 9.6% and 9.9% in fiscal 1996, respectively. See "-- Review of Financial Condition."

(2) After corporate expenses.

     FISCAL 1996 VERSUS FISCAL 1995

     Revenues in fiscal 1996 increased 9.9% to $2.08 billion from $1.89 billion in fiscal 1995. The revenue growth was primarily attributable to a 5.4% increase in comparable sales and, to a lesser extent, the opening of two new Neiman Marcus stores during the year. Additionally, fiscal 1996 included 53 weeks, while fiscal 1995 consisted of 52 weeks. The 53rd week is not included in comparable sales.

     Cost of goods sold increased 10.9% to $1.42 billion in fiscal 1996, primarily due to higher sales volume. As a percentage of revenues, cost of goods sold was 68.3% in fiscal 1996 compared to 67.6% in fiscal 1995. The higher percentage is primarily due to higher markdowns during the holiday season.

     Selling, general and administrative expenses increased 8.1% to $485.5 million in fiscal 1996 from $449.0 million in fiscal 1995, primarily due to new store openings, higher selling costs and lower finance charge income. As a percentage of revenues, selling, general and administrative expenses were 23.4% in fiscal 1996 compared to 23.8% in fiscal 1995. The Company's securitization of its credit card receivables, which was completed in March 1995, reduced finance charge income, and thereby increased selling, general and administrative expenses, by approximately $19.0 million in fiscal 1996 and $7.1 million in fiscal 1995.

     Corporate expenses, which consist primarily of charges for salaries, benefits and overhead for the individuals who provide services under the intercompany services agreement with Harcourt General, legal fees and professional fees, increased $1.2 million in fiscal 1996 to $13.7 million, compared to $12.5 million in the prior year. See "Management -- Relationship with Harcourt General." The increase is primarily attributable to higher compensation expense resulting from the Company's employees accepting the cash value of certain stock options rather than exercising such options for shares of Common Stock.

     Operating earnings increased to $159.5 million in fiscal 1996 from $150.1 million in the prior year. The increase is attributable to higher sales volume at each of the Company's operating entities, partially offset by the full year impact of the credit card receivables securitization. Operating earnings at NM Direct improved significantly in comparison to fiscal 1995, due to increased revenues and lower paper and postage expenses.

     Interest expense decreased 16.9% to $28.2 million in fiscal 1996, primarily due to lower debt levels resulting from the use of the proceeds from the Company's credit card receivables securitization in March 1995 to pay down outstanding debt.

     The Company's effective income tax rate decreased to 41% in fiscal 1996 from 42% in fiscal 1995. The decrease was attributable to lower state income taxes.

     FISCAL 1995 VERSUS FISCAL 1994

     Revenues in fiscal 1995 increased to $1.89 billion from $1.79 billion in fiscal 1994. The 5.5% increase was attributable to comparable sales growth resulting from increased transaction volume and a higher average transaction amount at both Neiman Marcus Stores and Bergdorf Goodman. Revenues at NM Direct were essentially flat compared to fiscal 1994.

     Cost of goods sold increased 5.5% to $1.28 billion in fiscal 1995, primarily due to incremental merchandise sold. Neiman Marcus Stores and Bergdorf Goodman both experienced improved gross profit through increased transaction volume and higher average transaction amounts, partially offset by higher markdowns. The improvements at Neiman Marcus Stores and Bergdorf Goodman were offset by lower gross profit at NM Direct, primarily as a result of lower retail markups and higher markdowns. As a percentage of revenues, cost of goods sold was unchanged at 67.6% in fiscal 1995 compared to fiscal 1994.

     Selling, general and administrative expenses increased 6.7% in fiscal 1995 to $449.0 million. The increase was a result of both higher sales volume and higher sales promotion expenses. As a percentage of revenues, selling, general and administrative expenses were 23.8% in fiscal 1995 compared to 23.5% in fiscal 1994. The securitization of the Company's credit card receivables, which was completed in March 1995, had the effect of reducing finance charge income by $7.1 million in fiscal 1995.

     Corporate expenses decreased 7.1% to $12.5 million in fiscal 1995 compared to fiscal 1994. This decrease was primarily due to lower fees under the intercompany services agreement with Harcourt General and lower professional fees.

     Operating earnings increased to $150.1 million from $145.1 million in the prior year. Neiman Marcus Stores and Bergdorf Goodman operating earnings improved primarily as a result of increased transaction volume. NM Direct operating earnings decreased substantially primarily as a result of higher paper and postage costs in fiscal 1995.

     Interest expense increased 6.5% in fiscal 1995 to $34.0 million, reflecting higher interest rates on bank borrowings and higher average outstanding borrowings during the first half of fiscal 1995.

     The Company's effective income tax rate was unchanged at 42% in fiscal
1995.

     The loss from discontinued operations of $11.7 million in fiscal 1995 included $1.9 million of after-tax Contempo Casuals operating losses and an after-tax loss on disposal of $9.9 million. In fiscal 1994, the after-tax loss from discontinued Contempo Casuals operations was $49.8 million, which included an after-tax restructuring charge of $28.1 million.

REVIEW OF FINANCIAL CONDITION

     In fiscal 1996, the Company had sufficient cash flows from operations and its revolving credit agreement to finance its working capital needs, capital expenditures and preferred dividend requirements. Operating activities provided net cash of $42.7 million in fiscal 1996 compared to $105.7 million in fiscal 1995. Despite the increase in net earnings from $55.6 million in fiscal 1995 to $77.4 million in fiscal 1996, cash provided by operations decreased primarily due to higher inventory levels and accounts receivable balances attributable to new Neiman Marcus stores.

     The Company's capital expenditures consisted principally of construction of new stores and a new distribution and service center, and renovations of existing stores. The Company opened new Neiman Marcus stores in Short Hills, New Jersey in August 1995, in King of Prussia, Pennsylvania in February 1996 and in Paramus, New Jersey in August 1996. Capital expenditures were $85.7 million in fiscal 1996, $93.5 million in fiscal 1995 and $65.1 million in fiscal 1994. Additional store renovation plans include the remodeling of certain Neiman Marcus stores and the expansion and remodeling of both Bergdorf Goodman stores. Capital expenditures are currently estimated to approximate $75.0 million in fiscal 1997.

     During fiscal 1996, the Company increased its bank borrowings by $109.9 million which included borrowings made in May 1996 to repay $40.0 million of senior notes. At August 3, 1996, the Company had $340.0 million available under its $500.0 million revolving credit facility, which expires in April 2000. In August 1996, an additional $52.0 million of senior notes were paid on maturity through borrowings under the revolving credit facility. The Company believes that, following the consummation of the Offering, it will have sufficient financial resources to fund its planned capital expenditures, operating requirements, the Cash Payment and the retirement of the Company's remaining $80.0 million of senior notes which become due in December 1996.

     Beginning with the third quarter of fiscal 1995, the Company eliminated its quarterly cash dividend on common stock (previously $.05 per share per quarter). Elimination of this dividend conserves approximately $7.6 million of cash annually for use in the Company's operations. In fiscal 1996, the Company paid aggregate dividends of $27.1 million on the Preferred Stock. Consummation of the Transactions will eliminate the required future dividend and sinking fund payments on the Preferred Stock. See "Description of Transactions; Use of Proceeds."

     As discussed above, in March 1995, the Company sold all of its Neiman Marcus credit card receivables through a subsidiary to a trust in exchange for certificates representing undivided interests in such receivables. Certificates representing an undivided interest in $246.0 million of these receivables were sold to third parties in a public offering of $225.0 million 7.60% Class A certificates and $21.0 million 7.75% Class B certificates. The Company's subsidiary will retain the remaining undivided interest in the receivables not represented by the Class A and Class B certificates. A portion of that interest is subordinated to the Class A and Class B certificates. The Company will continue to service all receivables for the trust. This sale had the effect of decreasing accounts receivable and outstanding debt by $246.0 million.

IMPACT OF INFLATION

     The Company has adjusted selling prices to maintain certain profit levels and will continue to do so as competitive conditions permit. In general, management believes that the impact of inflation or of changing prices has not had a material effect on the Company's results of operations during the last three fiscal years, except as discussed above in "Overview" with respect to the LIFO method of inventory valuation.

RECENT ACCOUNTING PRONOUNCEMENTS

     In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). The Statement establishes a fair value-based method of accounting for stock-based compensation plans, which may be recognized or disclosed at the Company's option. The Company will adopt the disclosure approach under SFAS 123 beginning in fiscal year 1997.

     In June 1996, the FASB issued Statement of Financial Accounting Standard No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 125), which is effective for transactions entered into after December 31, 1996. The Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The effect of adopting SFAS 125 is not expected to be material to the Company's financial position or results of operations.

                                    BUSINESS

OVERVIEW

     The Company, operating through Neiman Marcus Stores, Bergdorf Goodman and NM Direct, is the preeminent high end specialty retailer in the United States. The Neiman Marcus and Bergdorf Goodman names are renowned for style, quality and service. The 30 Neiman Marcus stores are in premier retail locations in major markets nationwide and the two Bergdorf Goodman stores, the main store and the Bergdorf Goodman Men store, are located in Manhattan at 58th Street and Fifth Avenue. Neiman Marcus Stores and Bergdorf Goodman have maintained a consistent focus on offering high end fashion apparel and accessories primarily from leading designers. NM Direct, the Company's direct marketing operation, offers a mix of apparel and home furnishings which is complementary to the Neiman Marcus Stores merchandise. NM Direct also publishes the Horchow catalogues and the world famous Neiman Marcus Christmas Catalogue.

     The Company offers its customers an extensive and carefully edited assortment of high end traditional and contemporary designer merchandise which generally has limited distribution. While the Company serves a wide range of customers, the Company believes that its core customers are 45 years of age and older with household incomes in excess of $100,000. The Company is committed to meeting the lifestyle needs and exceeding the expectations of its customers for both merchandise quality and selection and customer service and attention. The Company strives to create a unique shopping experience for the most discerning and fashion conscious individuals. This experience is created by building personal relationships with its customers and working closely with its designer resources to offer exciting and fashionable merchandise in an elegant retail environment.

     The Company's corporate headquarters are located at 27 Boylston Street, Chestnut Hill, Massachusetts 02167 and its telephone number is (617) 232-0760.

HISTORY

     The Company was formed in 1987 in connection with the restructuring of Carter Hawley Hale Stores, Inc. ("CHH"). At that time, the Company acquired the specialty store divisions of CHH, which included the operations of Neiman Marcus Stores, Bergdorf Goodman and NM Direct. As part of the CHH restructuring in 1987, Harcourt General obtained a significant equity ownership in the Company. Harcourt General has subsequently increased its equity ownership in the Company and as of August 3, 1996 owned approximately 59% of the Company's Common Stock.

     Neiman Marcus Stores is the successor to a business founded in 1907 by Herbert Marcus, his sister Carrie Marcus Neiman, and her husband, Al Neiman. From 1907 until 1965, the business operated a single store in downtown Dallas. From that base, Neiman Marcus Stores has expanded to 30 stores nationwide. Bergdorf Goodman is the successor to a business founded in New York City at the turn of the century by Edwin Goodman and Herman Bergdorf. Bergdorf Goodman has operated its main store in Manhattan at 58th Street and Fifth Avenue since that time, and, in 1990, opened Bergdorf Goodman Men directly across from the main store. NM Direct is the successor to the Neiman Marcus direct marketing business which began in 1915 with the introduction of the Neiman Marcus Christmas Catalogue. In 1960, Neiman Marcus began operating its mail order business as a separate division and in 1988 NM Direct acquired the direct marketing business known as the Horchow collection.

INDUSTRY

     The Company operates in the high end specialty retail industry where it competes with large specialty retailers, traditional and better department stores, national apparel chains, designer boutiques, individual specialty apparel stores and direct marketing firms. The Company believes that it is well positioned to increase productivity and sales by continuing to capitalize on the following favorable trends affecting the market for upscale merchandise.

     While the Company serves a wide range of customers, the Company believes that its core customers are 45 years of age and older with household incomes in excess of $100,000. The segment of the population aged 45 to 54, which has one of the highest median household income among all demographic groups, is expected to grow significantly over the next ten years. In addition, management believes that the demand for luxury goods and high end designer apparel and accessories has grown substantially in the past several years and evidences a renewed desire by the Company's customer base to enjoy the quality, uniqueness and style generally represented by such goods.

     In recent years the retail industry has been characterized by consolidation, the withdrawal of certain retailers from the marketplace and a de-emphasis by traditional department stores on high end merchandise, leaving fewer large competitors focused exclusively on the upscale specialty retail market.

BUSINESS STRATEGY

     The Company has pursued a consistent business strategy designed to increase productivity, sales and operating earnings. Key elements of the strategy include: (i) offering an extensive and carefully edited assortment of high end fashion merchandise based on strong relationships with designer resources; (ii) providing a high level of customer service and utilizing a variety of clienteling tools; (iii) investing in the Company's store base and supporting infrastructure; (iv) opening new stores and (v) expanding its customer base by broadening the Company's reach through creative marketing techniques, as well as through NM Direct.

     Merchandising. Neiman Marcus Stores and Bergdorf Goodman are dedicated to merchandise leadership, offering an extensive and carefully edited assortment of the finest in quality merchandise and the latest in fashion. To meet the demand of their customers for fine merchandise, over the last two years Neiman Marcus Stores and Bergdorf Goodman have placed a greater emphasis on higher quality merchandise at higher opening price point ranges. The Company believes this has increased both productivity and sales and strengthened the Company's position as the preeminent retailer of quality, upscale merchandise. The Company intends to continue its commitment to high end merchandise and to remain the preferred choice among many prestige suppliers as well as a showcase for introducing new and innovative designers to the high fashion market.

     Customer Service and Clienteling. The Company is committed to providing the highest level of customer service to enhance the Neiman Marcus and Bergdorf Goodman upscale shopping experience and to capture a greater share of expenditures by its customers. The Company has made significant investments in customer service, including intensified training, increases in the number of sales associates in its stores and point-of-sale systems which help track merchandise availability and customer preferences.

     Clienteling consists of sales associates forming personal client relationships by identifying customers' lifestyles and needs, maintaining detailed client books and engaging in frequent personal and written communication with their customers. Sales associates, substantially all of whom are compensated on a commission basis, are supported in their clienteling efforts by state-of-the-art point-of-sale systems that allow them to record and readily access customer information including designer preferences, sizes, important dates and upcoming events. In this way, the sales associate and customer establish a true working relationship, allowing the associate to provide merchandise appropriate to the customer's lifestyle. Also, Neiman Marcus Stores recently implemented its Optimum Selling program to coordinate sales efforts storewide to increase average transaction amounts. The Optimum Selling program encourages sales associates to view the entire store as their department, familiarizing customers with the entire store to help them better satisfy their merchandise needs. The Company also utilizes other clienteling and customer loyalty programs such as its InCircle(R) program, which provides rewards to customers who make significant purchases with the Neiman Marcus credit card.

     Investing in Store Base and Supporting Infrastructure. The Company strives to ensure that its retail space is conducive to selling high end merchandise, further enhancing the stylish and fashionable image of its stores. In addition, management believes that its supporting infrastructure is among the most modern and efficient in the industry. Over the past five years, the Company has invested approximately $350 million in its store base and supporting infrastructure and facilities, and has identified other remodeling opportunities to increase store productivity. Since 1987, the Company has completed remodeling projects in most of its stores. In fiscal 1997, major projects will include (i) commencing a full remodeling and expansion of the Fashion Island store in Newport Beach, California and completing a partial remodeling and expansion of the Beverly Hills store, (ii) completing a major renovation of the first floor of Bergdorf Goodman Men, and (iii) constructing a beauty salon and spa in the newly acquired ninth floor of the Bergdorf Goodman main store. These and other future projects will improve space allocation and departmental adjacencies and increase selling space and, the Company believes, generate increased revenues.

     In addition, in fiscal 1996, the Company began operating a new distribution center for Neiman Marcus Stores, which consolidated the distribution function previously provided by several older facilities in the Dallas area. In fiscal 1995, the Company completed the expansion of its direct marketing distribution and fulfillment center for NM Direct and closed its other NM Direct distribution centers. The Company expects that these facilities will provide future cost savings and operational efficiencies.

     The Company maintains internal rate of return requirements for invested capital. All proposed capital projects are thoroughly evaluated against these financial requirements and the Company's strategic objectives. After completion, capital projects are monitored and executives are evaluated based on how actual results compare to forecasts.

     Opening New Stores. The Company will continue to evaluate opportunities to expand its store base in a selective and financially disciplined manner. Since August 1995, the Company has opened three new Neiman Marcus stores adding over 430,000 gross square feet, and plans to open a new Neiman Marcus store in the Ala Moana Center in Honolulu in August 1998, which will add approximately 160,000 gross square feet. The Company continues to assess the feasibility of other sites for Neiman Marcus stores and expects to open two to three additional stores over the next five years. Although the Company has not yet committed to any new locations other than Honolulu, it believes the Neiman Marcus store concept can be expanded to a number of new markets in which it does not now compete. The Company is also considering the feasibility of introducing a Bergdorf Goodman Men/Home format (combining men's apparel and accessories with decorative home accessories) in selected markets outside of New York City.

     Expansion of Customer Base. To expand its customer base, the Company employs various creative marketing techniques including The Neiman Marcus Christmas Catalogue, its proprietary credit cards, The Book, in-store events and the NM Express Card. NM Direct provides the Company with the opportunity, through selective direct marketing, to introduce new customers to the quality merchandise and service for which the Company is known, especially in those markets where the Company does not operate any stores. NM Direct entered the catalogue market in Japan in fiscal 1995 with its Horchow catalogue and is introducing the world famous Neiman Marcus Christmas Catalogue in Japan this holiday season. The Company is exploring other international growth opportunities for NM Direct with the same disciplined approach used for other expansion opportunities.

DESCRIPTION OF OPERATIONS

     Neiman Marcus Stores. Neiman Marcus Stores offer women's and men's apparel, fashion accessories, shoes, cosmetics, furs, precious jewelry, decorative home accessories, fine china, crystal and silver, gourmet food products and children's apparel and gift items. The 30 Neiman Marcus stores are located in premier retail locations in major markets throughout the United States. In fiscal 1996, 24% of Neiman Marcus Stores sales were generated from Texas, 30% from the West, 16.5% from the Midwest, 16.5% from the Northeast and 11% from the Southeast and the remainder through its store catalogues and clearance centers. The opening of three new stores in the Northeast since August 1995 is expected to enhance the geographic diversity of the Company's sales. All but one of the Neiman Marcus stores that have been operating for more than 15 months are profitable. Three of the Neiman Marcus stores had revenues of over $100 million in fiscal 1996 and ten additional stores had revenues over $50 million. No Neiman Marcus store accounted for more than 7.5% of Neiman Marcus Stores revenues in fiscal 1996. The average size of the Neiman Marcus stores is approximately 142,000 gross square feet, and the stores range in size from 90,000 gross square feet to 269,000 gross square feet.

     Bergdorf Goodman. The Company operates two Bergdorf Goodman stores in Manhattan at 58th Street and Fifth Avenue, which is among the most prestigious and well known retail locations in the world. The main Bergdorf Goodman store consists of 250,000 gross square feet. The core of Bergdorf Goodman's offerings includes high end women's apparel and unique fashion accessories from leading designers. Bergdorf Goodman also features traditional and contemporary decorative home accessories, precious jewelry, gifts and gourmet foods. Bergdorf Goodman Men, which opened in August 1990, consists of 66,000 gross square feet and is dedicated to men's apparel and accessories. Major renovations to the first floor of the Bergdorf Goodman Men store are scheduled to be completed in October 1996, in advance of the holiday selling season, increasing the store's selling square footage from 44,000 to 46,000, greatly improving the departmental adjacencies and flow of the first floor and adding a new main entrance on Fifth Avenue. During fiscal 1997, Bergdorf Goodman will begin construction of a beauty salon and spa in newly acquired space on the ninth floor of its main store, which will allow the decorative home business on the store's seventh floor to expand into the 4,000 square feet occupied by the existing salon.

     Bergdorf Goodman has emphasized a creative fashion-forward style, while sustaining a residential feeling of understated elegance. The Company believes that Bergdorf Goodman is a destination retail establishment for customers seeking the finest merchandise and latest fashions.

     NM Direct. NM Direct offers customers throughout the country the opportunity to purchase upscale quality designed and crafted merchandise with the convenience of at-home shopping. NM Direct mailed 71 different catalogues during fiscal 1996, with an approximate average circulation of 1.25 million households per catalogue. The total number of catalogues mailed during fiscal 1996 was approximately 89 million. NM Direct primarily offers women's apparel under the Neiman Marcus name and, through its Horchow catalogue, offers hard goods such as quality home furnishings, tabletop, linens and decorative accessories. NM Direct also offers a broad range of more modestly priced items through its Trifles and Grand Finale lines and continues to publish the world famous Neiman Marcus Christmas Catalogue.

     Clearance Centers. The Company also operates several small clearance centers, which provide an efficient and controlled outlet for the sale of marked down merchandise from Neiman Marcus Stores, Bergdorf Goodman and NM Direct.

MERCHANDISING

     Neiman Marcus Stores and Bergdorf Goodman are major customers of, and offer carefully edited designer and bridge apparel and accessories from, designers such as Akris, Giorgio Armani, Luciano Barbera, Manolo Blahnik, Brioni, Chanel, Charvet, Escada, Ferragamo, Gucci, Hermes, Donna Karan, Barry Kieselstein-Cord, Calvin Klein, Rena Lange, Judith Leiber, Bruno Magli, Oxxford, Prada, Jil Sander, St. John, Turnbull & Asser, Richard Tyler, Emmanuel Ungaro, Bottega Veneta, Versace and Ermenegildo Zegna, and luxury products from suppliers such as Baccarat, Christofle and Steuben. To enhance its exclusive image and to offer its customers original and fashionable styles not available elsewhere, the Company often enters into arrangements with the most fashion forward designers for apparel and accessories to be distributed on a very limited basis or, in some markets, only to the Company. The Company believes that it is uniquely positioned as the principal choice for many well known designers, who believe that both their prestige and profitability will be enhanced by having their merchandise offered at Neiman Marcus Stores and Bergdorf Goodman, based on the stores' ability to sell high percentages of merchandise at full retail prices. As a result, many designers make available to the Company new product introductions and enhance the Company's marketing and merchandising efforts with personal appearances, trunk shows and cooperative marketing support. Neiman Marcus Stores, and especially Bergdorf Goodman, seek out the most creative and innovative designers and have introduced many of them to the high fashion market.

     Neiman Marcus Stores and Bergdorf Goodman present an extensive and carefully edited selection of merchandise which emphasizes style, fashion and quality. To meet the demand of their customers for fine merchandise, over the last two fiscal years Neiman Marcus Stores and Bergdorf Goodman have placed a greater emphasis on higher quality merchandise at higher opening price point ranges. Merchandise is selected, edited and presented in a way that reflects the unique style of each of the Company's designer resources as well as the local retail environment.

     The Company carefully monitors its merchandise mix to maximize profitability. The planning process involves the review of merchandise needs by department and merchandise groups, as well as on a store-by-store basis. The Company relies upon its buyers to identify the appropriate assortment of merchandise, and to acquire such merchandise on a timely basis. Neiman Marcus Stores, Bergdorf Goodman and NM Direct each maintain separate and distinct buying organizations with a unique focus on their respective customers. The Company's highly trained, knowledgable and experienced buyers acquire merchandise from manufacturers and distributors both domestically and internationally. The Company provides an intensive training program for its new buyers, and offers on-going supervision, support and training to its experienced buyers.

     The Company's inventory management strategy is designed to maintain inventory levels that provide optimum in-stock positions. The Company's strong relationships with its designer resources allow it to incorporate automatic replenishment systems for basic apparel and accessories, cosmetics and fragrances and even such luxury items as cashmere sweaters and designer jewelry. Having popular designer items in stock helps to avoid customer disappointment and increases sales. The Company enhances its ability to offer a fresh assortment of the most exclusive and fashion forward apparel and accessories by promptly marking down goods which are not selling. This enables the Company to minimize the amount of unsold merchandise at the end of each season and to keep current fashionable merchandise available in the stores.

     The Company's state-of-the-art merchandising information systems assist management in promptly identifying sales trends, identifying merchandise to be marked down and monitoring merchandise mix and inventory levels at individual Neiman Marcus stores. The Company believes that these systems provide a number of benefits, including improved store inventory management, better in-stock availability and higher operating efficiency.

CUSTOMER SERVICE AND CLIENTELING

     An integral part of the Company's ability to maintain a store environment conducive to selling high end merchandise is its ability to provide the highest level of customer service. The Company's sales associates and direct marketing representatives are trained to have a high level of product knowledge and to devote the necessary personal service and attention to the Company's customers.

     InCircle(R) Program. The Company believes that its InCircle program is the leading customer loyalty program in the specialty retail industry. The InCircle program, which is open to customers who purchase in excess of $3,000 annually from Neiman Marcus Stores and NM Direct using the Neiman Marcus credit card, provides incentives and rewards to those customers and enhances their shopping experience. Each member receives one point per dollar spent in the stores and catalogues which can be used to receive awards of merchandise, services and travel. Additionally, Neiman Marcus stores often stage exclusive thematic events known as "InCircle parties," during which InCircle members can preview merchandise and receive double points for purchases. To further enhance this program, last year the Company introduced the "Platinum Card" which offers double points and other additional benefits to selected customers.

     Point-of-Sale Systems. The Neiman Marcus Stores sales associates' customer service and clienteling are supported by state-of-the-art proprietary point-of-sale systems, which will be implemented at Bergdorf Goodman in fiscal 1997. The Company's point-of-sale computer system has features that allow the recording of customer information, merchandise scanning and on-line credit card approval. It also enables a sales associate to quickly locate merchandise at any other Neiman Marcus store and ship it directly to a customer. The use of the Company's computer systems by sales associates to gather, record and later utilize information about clients' merchandise preferences improves the Company's ability to maximize sales to its customers. An associate could, for example, use the computer system to record information about a customer's favorite designer and later contact that customer with information about the arrival of new merchandise from that designer. Furthermore, the computer system's features improve transaction accuracy, efficiency and checkout time.

     Optimum Selling(SM) Program. The Company is in the process of implementing its Optimum Selling program which will heighten the level of customer service at the Neiman Marcus Stores. The Optimum Selling program encourages sales associates to function like personal shoppers for their customers, helping a customer satisfy all of his or her merchandise needs. Contact with a limited number of sales associates who have a greater focus on a particular customer's needs enables a customer to shop with greater fashion consistency and ease. Sales associates in each department are able to access merchandise throughout the store. Bergdorf Goodman and certain Neiman Marcus stores have long provided the customer service represented by the Optimum Selling program through the use of personal shoppers.

MARKETING

     The Company's primary marketing strategy is direct communication with the customer through personal contact and various techniques including The Neiman Marcus Christmas Catalogue, its proprietary credit cards, The Book, in-store events and the NM Express Card. The Company believes that these methods of reaching its customer base are the most effective and cost efficient ways to increase sales and to establish and maintain contact with potential and existing customers. In addition, particularly during the holiday season, the Company advertises in newspapers and high fashion magazines and on television and radio in selected markets.

     The Neiman Marcus Christmas Catalogue. The Christmas Catalogue, which generates extensive publicity for Neiman Marcus, is the Company's most important catalogue, with the largest circulation, page count and sales volume each year. The Neiman Marcus Christmas Catalogue currently is distributed to over 2.5 million households annually in the United States. Through the Christmas Catalogue, the Company offers a wide variety of apparel, hard goods, jewelry and gift items, including the annual "His & Hers" extraordinary gift offering.

     Proprietary Credit Card. One of the Company's most important marketing tools is its proprietary Neiman Marcus and Bergdorf Goodman credit cards which were established in the 1960s. As of July 31, 1996, 3.2 million persons were Neiman Marcus credit card holders, of which 1.4 million had made a purchase within the last 12 months. The proprietary credit cards allow the Company to target merchandise information, special events and promotions to its customers.

     The Book. In 1996 Neiman Marcus Stores introduced a marketing vehicle called "The Book." The Book is a high quality, magazine-like, 10" X 12" glossy catalogue that presents a selection of designer apparel and accessories offered by Neiman Marcus Stores. The Book, which also allows customers to purchase the merchandise presented by mail or by phone, ranges from 150 to 192 pages in length and will be published and distributed eight times per year to between 500,000 and 1.2 million customers. The Company believes that The Book generates enthusiasm among customers and designer resources and results in increased store traffic.

     In-Store Events. In-store events such as designer trunk shows, personal appearances by key designers and other suppliers, fashion shows, charity events and informational speakers are among other effective marketing methods, which are often supported by the Company's designer resources. The Company believes that these events generate sales and also help to maintain a sense of shopping enthusiasm, increasing customer loyalty.

     NM Express(R) Card. Neiman Marcus Stores recently introduced the NM Express Card. Designed to replace traditional paper gift certificates, the NM Express Card is a debit card similar in size to a standard credit card and is festively decorated for various holidays and occasions such as Christmas, Mother's Day, Valentine's Day and birthdays. The card can be purchased with any initial credit balance and can be supplemented with additional credit. The Company believes that this electronic gift card is unique in the specialty retail industry and that the NM Express Card will be more effective at generating sales than traditional paper gift certificates.

DISTRIBUTION AND LOGISTICS

     In January 1996, the Company commenced operations at its 465,000 square foot National Service Center ("NSC") in Longview, Texas, consolidating distribution operations for those Neiman Marcus stores which previously had been handled by several separate facilities in the Dallas area. The Company also contracts with a third party in Totowa, New Jersey for the provision of distribution services to those stores not served by the NSC.

     NM Direct distributes its goods from its warehouse and distribution center in Las Colinas, Texas, near Dallas. By arranging for vendors to "drop-ship" goods such as furniture, other hard goods and gourmet food directly to the customer, NM Direct reduces the amount of inventory warehousing. NM Direct has unused warehouse capacity which will permit it to expand its business. The Company has contracted with third party carriers, including Federal Express, to provide NM Direct with 2-day delivery service with no additional charge to the customer, and it utilizes its carrier services to automate the process of shipping and invoicing for drop-shipped merchandise.

     The Company has implemented various programs designed to improve processing productivity by speeding the flow of merchandise from vendors through the Company's distribution facilities to the selling floor and customer. These programs include size and color marking and tracking, increased vendor pre-marking, central stocking, a variety of pre-distribution services, integrated universal product code identification methods, radio frequency scanning and electronic data interchange technologies. The Company generally transports merchandise from its distribution centers to its stores by means of its leased truck fleet. In addition, the Company uses contract carriers for a portion of its merchandise and air cargo service for international and domestic shipments for select designer resources. When appropriate, the Company arranges for vendors to ship merchandise directly to its stores.

STORES AND OTHER FACILITIES

     The Company's corporate headquarters are located at Harcourt General's leased facility in Chestnut Hill, Massachusetts. The operating headquarters for Neiman Marcus Stores, Bergdorf Goodman and NM Direct are located in Dallas, New York City, and Las Colinas, Texas, respectively. The aggregate square footage used in the Company's operations is approximately as follows:

                                                           OWNED
                                                         SUBJECT TO
                                            OWNED       GROUND LEASE      LEASED         TOTAL
                                          ---------     ------------     ---------     ---------
    Stores..............................    348,000       1,931,000      2,297,000     4,576,000
    Distribution, Support and
      Office Facilities and Clearance
      Centers...........................  1,170,000               0        634,000     1,804,000

     Leases for Neiman Marcus stores, including renewal options, range from 30 to 99 years. The lease on the Bergdorf Goodman main store expires in 2050, and the lease on the Bergdorf Goodman Men store expires in 2010, with two 10-year renewal options. Leases are generally at fixed rentals, and a majority of leases provide for additional rentals based on sales in excess of predetermined levels. The Company owns approximately 50 acres of land in Las Colinas, Texas where its 705,000 square foot NM Direct facility is located and also owns approximately 34 acres of land in Longview, Texas where the NSC is located. For further information on the Company's properties, see "Operating Leases" in Note 11 of the Notes to the Consolidated Financial Statements.

     The following table sets forth the location, year operations began and gross square footage of each Neiman Marcus and Bergdorf Goodman store:

NEIMAN MARCUS STORES

                                                                  CALENDAR       GROSS
                                                                    YEAR        SQUARE
                               LOCATIONS                           OPENED        FEET
        --------------------------------------------------------  --------     ---------
        Dallas (Downtown).......................................    1907         269,000
        Dallas (NorthPark)......................................    1965         218,000
        Houston (Galleria)......................................    1969         206,000
        Bal Harbour, Florida....................................    1971          94,000
        Atlanta.................................................    1972         154,000
        St. Louis...............................................    1974         143,000
        Northbrook, Illinois....................................    1976         143,000
        Fort Worth..............................................    1977         119,000
        Washington, D.C.........................................    1977         130,000
        Newport Beach, California...............................    1978         124,000
        Beverly Hills...........................................    1979         170,000
        Dallas (Prestonwood)....................................    1979         123,000
        Westchester, New York...................................    1980         138,000
        Las Vegas...............................................    1981         103,000
        Oak Brook, Illinois.....................................    1981         119,000
        San Diego...............................................    1981         106,000
        Fort Lauderdale.........................................    1982          92,000
        San Francisco...........................................    1982         195,000
        Houston (Town & Country)................................    1983         153,000
        Chicago (Michigan Avenue)...............................    1983         188,000
        Boston..................................................    1984         108,000
        Palo Alto, California...................................    1985         120,000
        McLean, Virginia........................................    1989         130,000
        Denver..................................................    1990          90,000
        Minneapolis.............................................    1991         122,000
        Scottsdale, Arizona.....................................    1991         116,000
        Troy, Michigan..........................................    1992         157,000
        Short Hills, New Jersey.................................    1995         137,000
        King of Prussia, Pennsylvania...........................    1996         145,000
        Paramus, New Jersey.....................................    1996         148,000
                                                                               ---------
        Total...................................................               4,260,000
                                                                                ========

BERGDORF GOODMAN

        Bergdorf Goodman Main Store.............................    1901         250,000
        Bergdorf Goodman Men....................................    1990          66,000
                                                                               ---------
        Total...................................................                 316,000
                                                                                ========

     In addition, the Company plans to open a 160,000 square foot Neiman Marcus store in Honolulu in August 1998.

COMPETITION

     The specialty retail industry is highly competitive and fragmented. Moreover, the Company's apparel business is especially dependent upon its designer resources. The Company believes that the principal competitive factors for specialty retail operations are quality, assortment and presentation of merchandise, customer service, store ambience, sales and marketing programs and value, and that the principal competitive factors for direct marketing operations are quality, assortment and presentation of merchandise, customer service, price and speed of delivery. The Company believes that it is a strong competitor in all of these areas. See "Risk Factors -- Competition."

     Neiman Marcus Stores and Bergdorf Goodman compete with large specialty retailers, traditional and better department stores, national apparel chains, designer boutiques, individual specialty apparel stores and direct marketing firms for customers, quality merchandise and real estate opportunities. NM Direct faces competition from other direct marketing firms which may specialize in one or two merchandise categories and from the direct marketing operations of some of the Company's other competitors.

TRADEMARKS AND SERVICE MARKS

     The Company owns its principal United States trademarks and service marks, including the "Neiman Marcus" and "Bergdorf Goodman" marks. These marks, together with various other marks used by the Company in connection with its business, such as "Horchow(R)" and "Last Call(R)," are registered with the United States Patent and Trademark Office. The term of these registrations is generally ten years, and they generally are renewable indefinitely for additional ten year periods so long as they are in use at the time of renewal. The Company also has registered various of its important trademarks and service marks internationally. The Company vigorously protects its trademarks and service marks and initiates appropriate legal action whenever necessary.

EMPLOYEES

     At August 3, 1996, Neiman Marcus Stores had 11,000 employees, of whom 3,100 were part-time, Bergdorf Goodman had 1,040 employees, of whom 40 were part-time, and NM Direct had 1,100 employees, of whom 500 were part-time. All employee numbers are approximate. None of the employees of Neiman Marcus Stores or NM Direct are subject to collective bargaining agreements. Approximately 12.1% of the Bergdorf Goodman employees are subject to collective bargaining agreements. The Company believes that its relations with its employees are generally good. The Company's staffing requirements fluctuate during the year as a result of the seasonality of the retail apparel industry and, accordingly, the Company generally adds 3,000 to 3,500 more seasonal employees in the second quarter.

LITIGATION

     The Company presently is engaged in various legal actions which are incidental to the ordinary conduct of its business. The Company believes that any liability arising as a result of these actions and proceedings will not have a material adverse effect on the Company's financial position or results of operations.

                                   MANAGEMENT

RELATIONSHIP WITH HARCOURT GENERAL

     Richard A. Smith, the Company's Chairman of the Board; Robert J. Tarr, Jr., the President, Chief Executive Officer and Chief Operating Officer; John R. Cook, the Senior Vice President and Chief Financial Officer; and Eric P. Geller, the Senior Vice President and General Counsel, as well as certain other officers, serve in similar capacities with Harcourt General. Mr. Smith and Mr. Tarr also serve as directors of both companies.

     Under the terms of an Intercompany Services Agreement which has been in place since 1987, Harcourt General provides certain management, accounting, financial, legal, tax, personnel and other corporate services to the Company, including the services of the senior officers mentioned above, in consideration of a fee based on Harcourt General's direct and indirect costs of providing such corporate services. The level of and fees for these services are subject to the approval of a committee of directors of the Company who are independent of Harcourt General. This agreement may be terminated by either party on 180 days' notice. Charges to the Company under this agreement were $6.9 million in fiscal 1996, $6.5 million in fiscal 1995 and $6.9 million in fiscal 1994.

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the name, age and position of each of the directors and executive officers of the Company.

          NAME            AGE                         POSITION
- ------------------------  ---   -----------------------------------------------------
Richard A. Smith........  71    Chairman of the Board
Robert J. Tarr, Jr. ....  52    President, Chief Executive Officer, Chief Operating
                                Officer and Director
Matina S. Horner........  57    Director
Walter J. Salmon........  65    Director
Jean Head Sisco.........  71    Director
John R. Cook............  55    Senior Vice President and Chief Financial Officer
Stephen C. Elkin........  53    Chairman and Chief Executive Officer of Bergdorf
                                Goodman
Peter Farwell...........  53    Vice President -- Corporate Relations
Bernie Feiwus...........  48    President and Chief Executive Officer of NM Direct
Eric P. Geller..........  49    Senior Vice President and General Counsel
Paul F. Gibbons.........  45    Vice President and Treasurer
Gerald T. Hughes........  39    Vice President -- Human Resources
Dawn Mello..............  64    President of Bergdorf Goodman
Michael F. Panutich.....  48    Vice President -- General Auditor
Stephen C. Richards.....  40    Vice President and Controller
Gerald A. Sampson.......  55    President and Chief Operating Officer of Neiman
                                Marcus Stores
Craig B. Sawin..........  40    Vice President -- Planning and Analysis
Robert A. Smith.........  37    Group Vice President
Burton M. Tansky........  58    Chairman and Chief Executive Officer of Neiman Marcus
                                  Stores

     Below are the principal occupations for the last five years of each director and principal executive officer of the Company.

     Richard A. Smith. Director since 1987. Chairman of the Board of the Company and of Harcourt General; Chairman of the Board, President (until November 1, 1995) and Chief Executive Officer of GC Companies, Inc. since December 1993; Chief Executive Officer of the Company and of Harcourt General until December 1991; Director of Harcourt General, GC Companies, Inc., Liberty Mutual Insurance

Company, Liberty Mutual Fire Insurance Company, Liberty Financial Companies, Inc., Bank of Boston Corporation and its principal subsidiary, The First National Bank of Boston. Mr. Smith is the father of Robert A. Smith, Group Vice President of the Company and a Director of Harcourt General.

     Robert J. Tarr, Jr. Director since 1987. President, Chief Executive Officer (since December 1991) and Chief Operating Officer of the Company and of Harcourt General; Director of Harcourt General, Open Market, Inc. and John Hancock Mutual Life Insurance Company.

     Matina S. Horner. Director since 1993. Executive Vice President of the Teachers Insurance and Annuity Association-College Retirement Equities Fund (TIAA-CREF) and President Emerita of Radcliffe College since 1989; President of Radcliffe College for 17 years prior thereto; Director of Boston Edison Company.

     Walter J. Salmon. Director since 1987. Stanley Roth, Sr. Professor of Retailing, Graduate School of Business Administration, Harvard University; Director of Hannaford Bros. Co., The Quaker Oats Company, Circuit City Stores, Inc., Luby's Cafeterias, Inc. and Harrah's Entertainment, Inc.

     Jean Head Sisco. Director since 1987. Partner in Sisco Associates, international management consultants; Director of Textron, Inc., Santa Fe Pacific Gold Corp., Washington Mutual Investors Fund, Chiquita Brands International, Inc., The American Funds Tax-Exempt Series I and K-Tron International, Inc.

     John R. Cook. Senior Vice President and Chief Financial Officer of the Company and of Harcourt General since September 1992; Senior Vice
President -- Finance and Administration and Chief Financial Officer of NACCO Industries, Inc. prior thereto.

     Stephen C. Elkin. Chairman and Chief Executive Officer of Bergdorf Goodman since May 1994; President and Chief Operating Officer of Bergdorf Goodman prior thereto.

     Bernie Feiwus. President and Chief Executive Officer of NM Direct since October 1991; Executive Vice President of Neiman Marcus Stores -- Horchow Mail Order Division from March 1991 to October 1991.

     Eric P. Geller. Senior Vice President and General Counsel of the Company and of Harcourt General since May 1992; Secretary of the Company since January 1992 and of Harcourt General since December 1991; Vice President, Associate General Counsel and Assistant Secretary of the Company and of Harcourt General prior thereto.

     Dawn Mello. President of Bergdorf Goodman since May 1994 and from 1983 to 1989; Executive Vice President and Creative Director Worldwide of Guccio Gucci Spa from October 1989 to May 1994.

     Gerald A. Sampson. President and Chief Operating Officer of Neiman Marcus Stores since April 1993; Chairman of May Company California, a division of May Department Stores Company, from 1991 to January 1993.

     Robert A. Smith. Group Vice President of the Company since January 1992 and of Harcourt General since December 1991; President and Chief Operating Officer of GC Companies, Inc. since November 1, 1995; Vice
President -- Corporate Development of the Company from March 1989 to January 1992; Vice President -- Corporate Development of Harcourt General from December 1988 to December 1991; Director of Harcourt General. Mr. Smith is the son of Richard A. Smith, the Chairman of the Company and Harcourt General.

     Burton M. Tansky. Chairman and Chief Executive Officer of Neiman Marcus Stores since May 1994; Chairman and Chief Executive Officer of Bergdorf Goodman from February 1992 to May 1994; Vice Chairman of Bergdorf Goodman from February 1991 to February 1992.

                             PRINCIPAL STOCKHOLDERS

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information, as of August 3, 1996, with respect to the beneficial ownership of the Common Stock of the Company prior to giving effect to the Transactions by (i) each person known to the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) certain executive officers of the Company; (iii) each director of the Company; and (iv) all directors and executive officers of the Company as a group. After giving effect to the Transactions, assuming a price to public of the reported last sale price of the Common Stock set forth on the cover of this Prospectus, Harcourt General would have owned 26,694,497 shares of Common Stock representing 53% of the outstanding shares of Common Stock.

                                                                           SHARES OWNED
                                                                           BENEFICIALLY
                                                                      ----------------------
                                                                        NUMBER       PERCENT
                                                                      ----------     -------
    NAME AND ADDRESS OF
      BENEFICIAL OWNER(1)
    Harcourt General, Inc.(2).......................................  22,572,360       59.4%
      27 Boylston Street
      Chestnut Hill, MA 02167
    Gabelli Funds, Inc.(3)..........................................   5,391,800       14.2%
      One Corporate Center
      Rye, NY 10580
    Neuberger & Berman, L.P.(4).....................................   2,384,300        6.3%
      605 Third Avenue
      New York, NY 10158
    Burton M. Tansky(5).............................................      69,900          *
    Gerald A. Sampson(6)............................................      29,400          *
    Stephen Elkin(7)................................................      77,380          *
    Dawn Mello(8)...................................................       8,000          *
    Bernie Feiwus(9)................................................      29,784          *
    Matina S. Horner................................................          --          *
    Walter J. Salmon................................................       8,942          *
    Jean Head Sisco.................................................       1,134          *
    Richard A. Smith(10)............................................          --          *
    Robert J. Tarr, Jr.(10).........................................          --          *
    All current executive officers and directors as a group (19          224,540          *
      persons)(11)..................................................

- ------------
  *  Less than 1%.

 (1) Unless otherwise indicated in the following footnotes, each stockholder referred to above has sole voting and investment power with respect to the shares listed.

 (2) Harcourt General owns 500,000 shares of 9 1/4% Preferred Stock and 1,000,000 shares of 6% Preferred Stock, representing all of the Company's issued and outstanding preferred stock. The Company will repurchase all of its shares of Preferred Stock owned by Harcourt General in the Transactions. See "Description of Transactions: Use of Proceeds." Richard
     A. Smith, Chairman of the Board of the Company and of Harcourt General, his sister, Nancy L. Marks, and certain members of their families may be regarded as controlling persons of Harcourt General, and therefore of the Company. The shares of Harcourt General Class B Stock and Harcourt General Common Stock beneficially owned by or for the benefit of the Smith family constitute approximately 27% of the aggregate number of outstanding equity securities of Harcourt General. Each share of Harcourt General voting stock is entitled to one vote on all matters submitted to Harcourt General's stockholders, except that each share of the Harcourt General Class B Stock (virtually all of which is owned by the Smith family) is entitled to ten votes on the election of directors at any Harcourt General stockholders' meeting under certain circumstances. Accordingly, as to any elections in which the Harcourt General Class B Stock would carry ten votes per share at a Harcourt General stockholders' meeting, the Smith family would have approximately 79% of the combined voting power of the Harcourt General voting securities. Under the definition of "beneficial ownership" in Rule 13d-3 of the Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended, the Smith family and the members of Harcourt General's Board of Directors may be deemed to be the beneficial owners of the securities of the Company beneficially owned by Harcourt General in that they may be deemed to share with Harcourt General the power to direct the voting and/or disposition of such securities. However, this information should not be deemed to constitute an admission that any such person or group of persons is the beneficial owner of such securities. See "Risk Factors -- Control by Principal Stockholder."

 (3) The information reported is based on a Schedule 13G dated July 10, 1995 filed with the Commission by the Gabelli Funds, Inc. and its affiliates (collectively, the "Gabelli Affiliates"). The Gabelli Affiliates have sole voting power with respect to 5,115,900 shares and sole dispositive power with respect to all of the shares shown in the table.

 (4) The information reported is based on a Schedule 13G dated February 12, 1996 filed with the Commission by Neuberger & Berman, L.P. Neuberger & Berman has sole voting power with respect to 215,700 shares shown in the table.

 (5) Includes 59,900 shares of Common Stock which are subject to outstanding options exercisable within 60 days of August 3, 1996. Also includes 10,000 shares of restricted stock over which Mr. Tansky has voting but not dispositive power.

 (6) Includes 8,400 shares of Common Stock which are subject to outstanding options exercisable within 60 days of August 3, 1996. Also includes 4,000 shares of restricted stock over which Mr. Sampson has voting but not dispositive power.

 (7) Includes 54,350 shares of Common Stock which are subject to outstanding options exercisable within 60 days of August 3, 1996. Also includes 8,500 shares of restricted stock over which Mr. Elkin has voting but not dispositive power.

 (8) Includes 4,500 shares of Common Stock which are subject to outstanding options exercisable within 60 days of August 3, 1996. Also includes 3,500 shares of restricted stock over which Ms. Mello has voting but not dispositive power.

 (9) Includes 6,500 shares of Common Stock which are subject to outstanding options exercisable within 60 days of August 3, 1996. Also includes 5,400 shares of restricted stock over which Mr. Feiwus has voting but not dispositive power.

(10) The members of the Board of Directors of Harcourt General, including Messrs. Smith and Tarr, may be deemed to be the beneficial owners of the securities of the Company owned by Harcourt General. However, this information should not be deemed to be an admission that any such person or group is the beneficial owner of such securities.

(11) Excludes the beneficial ownership of securities of the Company which may be deemed to be attributed to Messrs. Smith and Tarr (see Notes 2 and 10 above). Includes 133,650 shares of Common Stock which are subject to outstanding options exercisable within 60 days of August 3, 1996. Also includes 31,400 shares of restricted stock over which individuals in the group have voting but not dispositive power.

                          DESCRIPTION OF CAPITAL STOCK

     Upon completion of the Transactions, the Company's authorized capital stock will consist of 50 million shares of preferred stock, $.01 par value, none of which will be issued and outstanding, and 100 million shares of Common Stock, $.01 par value per share, of which 50,125,839 shares will be issued and outstanding (51,325,839 if the U.S. Underwriters over allotment option is exercised) assuming a price to public of the reported last sale price of the Common Stock set forth on the cover of this Prospectus. The following summary description of the Company's capital stock is not intended to be complete and is subject to and qualified in its entirety by reference to the provisions of applicable law and to the pertinent sections of the Company's Restated Certificate of Incorporation (the "Charter") and by-laws (the "By-Laws").

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share of Common Stock on all matters voted on by stockholders, including the election of directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of assets legally available therefor, provided that if any shares of any series of preferred stock which has a preference with respect to the payment of dividends are at the time outstanding, no dividends or distributions (other than dividends or distributions payable in Common Stock) may be paid with respect to Common Stock and no Common Stock shall be purchased by the Company, unless at the time of declaration and payment or purchase, as the case may be, full cumulative dividends have been paid, and no arrearage in any mandatory sinking fund exists, on such outstanding shares of preferred stock. The Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy." The holders of Common Stock do not have any cumulative voting, conversion, redemption or preemptive rights. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities of the Company, subject to the prior rights of any outstanding preferred stock. The rights, powers, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may designate and issue in the future.

PREFERRED STOCK

     The Charter provides that the Company is authorized to issue up to 50,000,000 shares of preferred stock, par value $.01 per share. Upon completion of the Transactions, no shares of preferred stock will be issued and outstanding. See "Description of Transactions; Use of Proceeds." Shares of preferred stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Company prior to the issuance of any such shares. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

     The stockholders of the Company have granted the Board of Directors authority to issue the preferred stock and to determine its rights and preferences in order to eliminate delays associated with a stockholder vote on specific issuances. The rights of the holders of Common Stock will be subject to the rights of holders of any preferred stock issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of Common Stock, and could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of preferred stock.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS; ANTI-TAKEOVER EFFECTS

     The Company is incorporated under the Delaware General Corporation Law (the "DGCL"). The Company is subject to Section 203 of the DGCL, which restricts certain transactions and "business combinations" between a Delaware corporation and an "interested stockholder" (in general, a stockholder owning 15% or more of the corporation's outstanding voting stock) or an affiliate or associate of an interested stockholder, for a period of three years from the date the stockholder becomes an interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, unless the transaction is approved by the Board of Directors and the holders of at least 66 2/3% of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder),
Section 203 prohibits significant business transactions such as a merger with, disposition of assets to or receipt of disproportionate financial benefits by the interested stockholder, or any other transaction that would increase the interested stockholder's proportionate ownership of any class or series of the corporation's stock. The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both directors and officers or by certain employee stock plans). Transactions between Harcourt General and the Company are not subject to Section 203.

     The Charter also provides that: (i) the Board of Directors of the Company shall be classified into three classes, as nearly equal in number as possible, each class to serve for three years, with one class elected each year (the "Classified Board Provision"), (ii) holders of Common Stock may not act without a meeting (the "Consent Provision"), (iii) stockholders of the Company may not call a special meeting of stockholders (the "Stockholder Meeting Provision") and
(iv) the affirmative vote of the holders of at least 66 2/3% of the combined voting power of all of the voting securities of the Company, voting together as a single class, will be required to alter, amend or repeal the Consent Provision, the Stockholder Meeting Provision, the Classified Board Provision or the By-Laws Supermajority Provisions (as defined below) or to adopt any provision inconsistent therewith (the "Certificate Supermajority Provision") and further, such 66 2/3% approval is required to alter, amend or repeal the Certificate Supermajority Provision or to adopt any provision inconsistent therewith. As a result of the Certificate Supermajority Provision, the various provisions discussed above may not be altered, amended or repealed without the consent of Harcourt General by virtue of its voting interest in the Company, which will represent in excess of fifty percent of the total voting power of all voting shares of the Company following the completion of the Transactions.

     The By-Laws provide, among other things, that except for the rights of the holders of preferred stock issued by the Company to elect directors under specified circumstances, nominations for the election of directors may be made by the Board of Directors of the Company or a committee appointed by it or by any stockholder entitled to vote in the election of directors generally. However, any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election as director at a meeting only if written notice of such stockholder's intent to make such nomination or nominations has been given to the Secretary of the Company within specified times and includes certain required information. The foregoing provision of the By-Laws is hereinafter referred to as the "Nomination Provision." The purpose of the Nomination Provision, by requiring advance notice of nominations by stockholders, is to afford the Board of Directors of the Company a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders about such qualifications. Although the Nomination Provision does not give the Company's Board of Directors any power to approve or disapprove of stockholder nominations for the election of directors, the Nomination Provision may have the effect of precluding a nomination for the election of directors at a particular annual meeting if the proper procedures are not followed.

     The By-Laws may be amended, altered, rescinded or repealed at any meeting of the Board of Directors of the Company or of the stockholders'; provided, however, that the affirmative vote of the holders of at least 66 2/3% of the combined voting power of all the then outstanding shares of the voting securities of the Company, voting together as a single class, will be required to amend, alter, rescind or repeal Section 3 of Article II, Sections 1, 2 and 10 of Article III, Article VIII or Article IX of the By-Laws (the "By-Laws Supermajority Provisions"), each of which is described below.

     Section 3 of Article II of the By-Laws identifies, among other things, the persons who are authorized to call a special meeting of stockholders of the Company, which does not include the stockholders of the

Company. Except for the rights of the holders of preferred stock issued by the Company to elect directors under specified circumstances, (i) Section 1 of
Article III of the By-Laws provides, among other things, that the Company's Board of Directors shall consist of not less than three nor more than nine persons, the exact number to be fixed from time to time exclusively by the Board of Directors of the Company pursuant to a resolution adopted by a majority of the entire Board of Directors and (ii) Section 2 of Article III of the By-Laws provides, among other things, that newly created directorships resulting from death, resignation, retirement, disqualification, removal from office or other causes may be filled only by a majority vote of the directors then in office, even though less than a quorum of the Board of Directors act at a regular or special meeting. Section 10 of Article III of the By-Laws contains the Nomination Provision. Article VIII of the By-Laws provides, among other things, for the indemnification by the Company of officers and directors of the Company under certain circumstances. Pursuant to Article IX of the Bylaws, Article IX and the other By-Laws Supermajority Provisions may not be amended, altered, rescinded or repealed without the consent of Harcourt General by virtue of its voting interest in the Company, which will represent in excess of fifty percent of the total voting power of all voting shares of the Company following the consummation of the Transactions.

     The Classified Board Provision, the Consent Provision, the Stockholder Meeting Provision, the Nomination Provision, the Certificate Supermajority Provision, the By-Laws Supermajority Provisions and Section 203 of the DGCL described above may make more difficult or discourage the removal of Company management, which some or a majority of holders of shares of the Company may believe to be beneficial, and may make more difficult a proxy contest or certain mergers involving the Company or a tender offer, open market purchase program or other purchases of Common Stock in circumstances that would give stockholders the opportunity to realize a premium on their Common Stock over the then prevailing market prices, which some or a majority of such holders may deem to be in their best interests.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is Boston EquiServe Limited Partnership.

                                  UNDERWRITERS

     Under the terms and subject to the conditions in the Underwriting Agreement, dated the date of this Prospectus (the "Underwriting Agreement"), the Company has agreed to sell 8,000,000 shares of Common Stock, and the U.S. Underwriters named below, for whom Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Salomon Brothers Inc are serving as U.S. Representatives, have severally agreed to purchase, and the International Underwriters named below, for whom Morgan Stanley & Co. International Limited, Goldman Sachs International and Salomon Brothers International Limited are serving as International Representatives, have severally agreed to purchase, the respective number of shares of Common Stock set forth opposite their names below:

                                                                                NUMBER OF
                                       NAME                                      SHARES
    --------------------------------------------------------------------------  ---------
    U.S. Underwriters:
      Morgan Stanley & Co. Incorporated.......................................
      Goldman, Sachs & Co.....................................................
      Salomon Brothers Inc....................................................
              Subtotal........................................................  6,400,000
                                                                                ---------
    International Underwriters:
      Morgan Stanley & Co. International Limited..............................
      Goldman Sachs International.............................................
      Salomon Brothers International Limited..................................
              Subtotal........................................................  1,600,000
                                                                                ---------
                   Total......................................................  8,000,000
                                                                                =========

     The U.S. Underwriters and the International Underwriters are collectively referred to as the "Underwriters." The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions, (a) it is not purchasing any U.S. Shares (as defined below) being sold by it for the account of anyone other than a United States or Canadian Person (as defined below); and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions, (a) it is not purchasing any International Shares (as defined below) being sold by it for the account of any United States or Canadian Person; and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International Shares within the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter shall apply only to shares purchased by it in its capacity as a U.S.

Underwriter, (ii) made by it in its capacity as an International Underwriter shall apply only to shares purchased by it in its capacity as an International Underwriter, and (iii) do not restrict its ability to distribute any prospectus relating to the shares of Common Stock to any person. The foregoing limitations do not apply to stabilization actions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the U.S. Underwriters and the International Underwriters under the Underwriting Agreement are referred to herein as the U.S. Shares and the International Shares, respectively.

     Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price of any shares so sold shall be the Price to Public set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such shares of Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares of Common Stock in Canada or to, or for the benefit of, any resident of Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares of Common Stock a notice to the foregoing effect.

     Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that (a) it has not offered or sold and will not, during the period of six months from the date of the Offering, offer or sell any shares of Common Stock in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations (1995) (the "Regulations"); (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the shares of Common Stock offered hereby in, from or otherwise involving the United Kingdom; and (c) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988, or to any person to whom the document may lawfully be issued or passed on.

     Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that it has not offered or sold, and agrees not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the shares of Common Stock acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan. Each International Underwriter further agrees to send to any dealer who purchases from it any of the shares of Common Stock a notice stating in substance that, by purchasing such shares, such dealer represents and agrees that it has not offered or sold and will not offer or sell any of such shares, directly or indirectly in Japan or to or for the account of any resident thereof except pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan, and that such dealer will send to any other dealer to whom it sells any of such shares of Common Stock a notice containing substantially the same statement as contained in the foregoing.

     The Underwriters propose to offer part of the shares of Common Stock directly to the public at the Price to Public set forth on the cover page hereof and part to certain dealers at a price which represents a concession not in
excess of $     a share below the public offering price. The Underwriters may
allow, and such dealers may reallow, a concession not in excess of $     a share
to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.

     Pursuant to the Underwriting Agreement, the Company has granted the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to additional shares of Common Stock at the Price to Public set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the U.S. Underwriters hereby.

     The Company, Harcourt General and all of the Company's executive officers and directors have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, they will not (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are then owned by such person or are thereafter acquired), or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause
(a) or (b) of this paragraph is to be settled by delivery of such Common Stock or such other securities, in cash or otherwise, for a period of 90 days after the date of this Prospectus, other than (i) the sale to the Underwriters of the shares of Common Stock under the Underwriting Agreement; (ii) in connection with the Stock Payment; (iii) the grant by the Company of options to purchase shares of Common Stock pursuant to an existing employee benefit plan of the Company;
(iv) the issuance by the Company of shares of Common Stock upon the exercise of an option granted pursuant to an existing employee benefit plan of the Company; or (v) surrendering an option to purchase Common Stock in exchange for a cash payment equal to the value of the option.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Common Stock is traded on the NYSE under the symbol "NMG."

     The Underwriters have informed the Company that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     From time to time in the ordinary course of their businesses, certain of the Underwriters and their affiliates have provided and may in the future provide investment banking services and have engaged and may in the future engage in general financing and banking transactions with the Company and Harcourt General, for which they have received or will receive customary fees and commissions.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Ropes & Gray and for the Underwriters by Davis Polk & Wardwell.

                                    EXPERTS

     The consolidated balance sheets of the Company as of August 3, 1996 and July 29, 1995 and the consolidated statements of operations, common shareholders' equity and cash flows for each of the three years in the period ended August 3, 1996 have been included herein in reliance on the report of Deloitte & Touche LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report..........................................................  F-2
Consolidated Balance Sheets...........................................................  F-3
Consolidated Statements of Operations.................................................  F-4
Consolidated Statements of Cash Flows.................................................  F-5
Consolidated Statements of Common Shareholders' Equity................................  F-6
Notes to Consolidated Financial Statements............................................  F-7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
The Neiman Marcus Group, Inc.
Chestnut Hill, Massachusetts

     We have audited the accompanying consolidated balance sheets of The Neiman Marcus Group, Inc. and subsidiaries as of August 3, 1996 and July 29, 1995, and the related consolidated statements of operations, common shareholders' equity and cash flows for each of the three fiscal years in the period ended August 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Neiman Marcus Group, Inc. and subsidiaries as of August 3, 1996 and July 29, 1995, and the results of their operations and their cash flows for each of the three fiscal years in the period ended August 3, 1996, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Boston, Massachusetts
August 29, 1996,
(September 10, 1996 as to Note 13)

                         THE NEIMAN MARCUS GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                       JULY 29,      AUGUST 3,
                                                                         1995           1996
                                                                      ----------     ----------
                                                                         (DOLLAR AMOUNTS IN
                                                                             THOUSANDS)
ASSETS
CURRENT ASSETS
  Cash and equivalents..............................................  $   13,695     $   12,659
  Accounts receivable, less allowance for doubtful accounts of
     $6,100 and $5,800..............................................     150,110        165,442
  Merchandise inventories...........................................     359,092        443,948
  Deferred income taxes.............................................      17,102         21,666
  Other current assets..............................................      38,410         45,368
                                                                      ----------     ----------
          TOTAL CURRENT ASSETS......................................     578,409        689,083
                                                                      ----------     ----------
PROPERTY AND EQUIPMENT
  Land, buildings and improvements..................................     342,551        396,541
  Fixtures and equipment............................................     200,664        271,852
  Construction in progress..........................................      84,956         36,431
                                                                      ----------     ----------
                                                                         628,171        704,824
  Less accumulated depreciation and amortization....................     204,588        247,199
                                                                      ----------     ----------
  PROPERTY AND EQUIPMENT, NET.......................................     423,583        457,625
                                                                      ----------     ----------
OTHER ASSETS........................................................     106,445        105,642
                                                                      ----------     ----------
                                                                      $1,108,437     $1,252,350
                                                                      ==========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Notes payable and current maturities of long-term liabilities.....  $   11,859     $   35,576
  Accounts payable..................................................     170,672        192,146
  Accrued liabilities...............................................     152,049        146,326
                                                                      ----------     ----------
          TOTAL CURRENT LIABILITIES.................................     334,580        374,048
                                                                      ----------     ----------
LONG-TERM LIABILITIES
  Notes and debentures..............................................     242,000        292,000
  Other long-term liabilities.......................................      69,056         69,940
                                                                      ----------     ----------
          TOTAL LONG-TERM LIABILITIES...............................     311,056        361,940
                                                                      ----------     ----------
DEFERRED INCOME TAXES...............................................      30,812         33,329
COMMITMENTS AND CONTINGENCIES
REDEEMABLE PREFERRED STOCKS (redemption value $424,923).............     405,442        407,426
COMMON STOCK
  Common stock -- $.01 par value
     Authorized -- 100,000,000 shares
     Issued and outstanding -- 37,959,646 and 38,003,702 shares.....         380            380
ADDITIONAL PAID-IN CAPITAL..........................................      82,366         83,106
ACCUMULATED DEFICIT.................................................     (56,199)        (7,879)
                                                                      ----------     ----------
                                                                      $1,108,437     $1,252,350
                                                                      ==========     ==========

                See Notes to Consolidated Financial Statements.

                         THE NEIMAN MARCUS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                       YEARS ENDED
                                                         ----------------------------------------
                                                          JULY 30,       JULY 29,      AUGUST 3,
                                                            1994           1995           1996
                                                         ----------     ----------     ----------
                                                         (IN THOUSANDS EXCEPT FOR PER SHARE DATA)
Revenues...............................................  $1,789,461     $1,888,249     $2,075,003
Cost of goods sold including buying and occupancy
  costs................................................   1,210,262      1,276,776      1,416,296
Selling, general and administrative expenses...........     420,667        448,956        485,533
Corporate expenses.....................................      13,411         12,465         13,719
                                                         ----------     ----------     ----------
Operating earnings.....................................     145,121        150,052        159,455
Interest expense.......................................      31,878         33,958         28,228
                                                         ----------     ----------     ----------
Earnings from continuing operations before income
  taxes................................................     113,243        116,094        131,227
Income taxes...........................................      47,562         48,759         53,803
                                                         ----------     ----------     ----------
Earnings from continuing operations....................      65,681         67,335         77,424
Loss from discontinued operations, net of taxes
  (including loss on disposal of $9,873 in 1995).......     (49,755)       (11,727)            --
                                                         ----------     ----------     ----------
Net earnings...........................................      15,926         55,608         77,424
Dividends and accretion on redeemable preferred
  stocks...............................................     (29,080)       (29,092)       (29,104)
                                                         ----------     ----------     ----------
Net earnings (loss) applicable to common
  shareholders.........................................  ($  13,154)    $   26,516     $   48,320
                                                         ==========     ==========     ==========
Weighted average shares outstanding....................      37,946         37,999         38,218
                                                         ==========     ==========     ==========
Amounts per share applicable to common shareholders:
  Earnings from continuing operations..................  $      .96     $     1.01     $     1.26
  Loss from discontinued operations....................       (1.31)          (.31)            --
                                                         ----------     ----------     ----------
  Net earnings (loss)..................................  ($     .35)    $      .70     $     1.26
                                                         ==========     ==========     ==========

                See Notes to Consolidated Financial Statements.

                         THE NEIMAN MARCUS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           YEARS ENDED
                                                                 --------------------------------
                                                                  JULY
                                                                   30,     JULY 29,     AUGUST 3,
                                                                  1994       1995         1996
                                                                 -------   --------     ---------
                                                                          (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings...................................................  $15,926   $ 55,608      $77,424
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Depreciation and amortization................................   48,086     48,397       56,305
  Deferred income taxes........................................   (7,131)       259       (2,047)
  Change in net assets of discontinued operations..............   22,162      8,317           --
  Other........................................................    4,963     (3,479)       2,447
Changes in current assets and liabilities:
  Accounts receivable..........................................  (52,664)   (34,584)     (15,332)
  Merchandise inventories......................................   17,422    (38,709)     (84,856)
  Accounts payable and accrued liabilities.....................   (1,975)    63,005       15,751
  Other........................................................  (13,203)     6,846       (6,958)
                                                                 --------  ---------    --------
NET CASH PROVIDED BY OPERATING ACTIVITIES......................   33,586    105,660       42,734
                                                                 --------  ---------    --------
CASH FLOWS USED FOR INVESTING ACTIVITIES
Additions to property and equipment............................  (65,074)   (93,514)     (85,736)
                                                                 --------  ---------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings of debt.............................................   73,800     17,065      109,917
Repayment of debt..............................................  (11,307)  (247,276)     (41,571)
Proceeds from receivables securitization.......................       --    245,965           --
Common stock issued............................................      100        112          740
Dividends paid.................................................  (34,709)   (30,917)     (27,120)
                                                                 --------  ---------    --------
NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES...........   27,884    (15,051)      41,966
                                                                 --------  ---------    --------
CASH AND EQUIVALENTS
Decrease during the year.......................................   (3,604)    (2,905)      (1,036)
Beginning balance..............................................   20,204     16,600       13,695
                                                                 --------  ---------    --------
Ending balance.................................................  $16,600   $ 13,695      $12,659
                                                                 ========  =========    ========
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest.....................................................  $31,504   $ 34,466      $27,816
                                                                 ========  =========    ========
  Income taxes.................................................  $34,258   $ 17,614      $56,523
                                                                 ========  =========    ========

                See Notes to Consolidated Financial Statements.

                         THE NEIMAN MARCUS GROUP, INC.

             CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

                                                        COMMON STOCK       ADDITIONAL
                                                       ---------------      PAID-IN       ACCUMULATED
                                                       SHARES   AMOUNT      CAPITAL         DEFICIT
                                                       ------   ------     ----------     -----------
                                                                       (IN THOUSANDS)
Balance -- August 1, 1993............................  37,938    $379       $ 82,154       ($ 58,175)
Net earnings.........................................      --      --             --          15,926
Accretion of redeemable preferred stock..............      --      --             --          (1,960)
Common dividends.....................................      --      --             --          (7,589)
Preferred dividends..................................      --      --             --         (27,120)
Other equity transactions............................      13       1            100              --
                                                       ------    ----        -------         -------
Balance -- July 30, 1994.............................  37,951     380         82,254         (78,918)
Net earnings.........................................      --      --             --          55,608
Accretion of redeemable preferred stock..............      --      --             --          (1,972)
Common dividends.....................................      --      --             --          (3,797)
Preferred dividends..................................      --      --             --         (27,120)
Other equity transactions............................       9      --            112              --
                                                       ------    ----        -------         -------
Balance -- July 29, 1995.............................  37,960     380         82,366         (56,199)
Net earnings.........................................      --      --             --          77,424
Accretion of redeemable preferred stock..............      --      --             --          (1,984)
Preferred dividends..................................      --      --             --         (27,120)
Other equity transactions............................      44      --            740              --
                                                       ------    ----        -------         -------
Balance -- August 3, 1996............................  38,004    $380       $ 83,106       ($  7,879)
                                                       ======    ====        =======         =======

                See Notes to Consolidated Financial Statements.

                         THE NEIMAN MARCUS GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF REPORTING

     The Company's specialty retailing businesses include Neiman Marcus Stores, NM Direct and Bergdorf Goodman. The consolidated financial statements include the accounts of all of the Company's wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company's fiscal year ends on the Saturday closest to July 31. In fiscal 1996, the reporting period included 53 weeks as compared to 52 weeks in each of fiscal years 1995 and 1994.

CASH AND EQUIVALENTS

     Cash and equivalents consist of cash and highly liquid investments with maturities of three months or less from the date of purchase.

MERCHANDISE INVENTORIES

     Inventories are stated at the lower of cost or market. Substantially all of the Company's inventories are valued using the retail method on the last-in, first-out (LIFO) basis. While the Company believes that the LIFO method provides a better matching of costs and revenues, some specialty retailers use the first-in, first-out (FIFO) method and, accordingly, the Company has provided the following data for comparative purposes.

     If the FIFO method of inventory valuation had been used to value all inventories, merchandise inventories would have been $13.5 million and $14.2 million higher than reported at August 3, 1996 and July 29, 1995, respectively. As a result of using the LIFO valuation method, net earnings were $0.4 million higher in 1996, $6.0 million higher in 1995, and $1.4 million lower in 1994 than they would have been using the FIFO method.

DEPRECIATION AND AMORTIZATION

     Depreciation and amortization are provided on a straight-line basis over the shorter of the estimated useful lives of the related assets or the lease term. Buildings and improvements are depreciated over 15 to 30 years while fixtures and equipment are depreciated over 2 to 15 years.

     When property and equipment are retired or have been fully depreciated, the cost and the related accumulated depreciation are eliminated from the respective accounts. Gains or losses arising from dispositions are reported as income or expense.

     Intangibles are amortized on a straight-line basis over their estimated useful lives, not exceeding 40 years. Amortization expense was $3.7 million in 1996, $3.7 million in 1995 and $3.8 million in 1994.

     In 1996 the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and determined that no impairment loss need be recognized. On an annual basis the Company compares the carrying value of its long-lived assets against projected undiscounted cash flows to determine any impairment and to evaluate the reasonableness of the depreciation or amortization periods.

INCOME TAXES

     Income taxes are calculated in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109) "Accounting for Income Taxes." SFAS 109 requires the asset and liability method of accounting for income taxes.

                         THE NEIMAN MARCUS GROUP, INC.

RECEIVABLES AND FINANCE CHARGE INCOME

     The Company's credit operations generate finance charge income, which is recognized as income when earned and is recorded as a reduction of selling, general and administrative expenses. Finance charge income amounted to $47.7 million in 1996, $55.9 million in 1995 and $54.3 million in 1994. The securitization of the Company's credit card receivables, which was completed in March 1995, had the effect of reducing finance charge income by $19.0 million in 1996 and $7.1 million in 1995.

     Concentration of credit risk with respect to trade receivables is limited due to the large number of customers to whom the Company extends credit. Ongoing credit evaluation of customers' financial position is performed, and collateral is not required as a condition of extending credit. The Company maintains reserves for potential credit losses.

EARNINGS (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE

     Earnings (loss) per share information reflects the earnings and losses of the Company applicable to common shareholders. The dividend and accretion requirements of the redeemable preferred stocks are deducted from earnings from continuing operations of the Company to arrive at net earnings (loss) applicable to common shareholders. Earnings (loss) per common share is based upon the weighted average number of common and, when dilutive, common equivalent shares outstanding during the year.

PREOPENING EXPENSES

     Costs associated with the opening of new stores are expensed as incurred.

SIGNIFICANT ESTIMATES

     In the process of preparing its consolidated financial statements, the Company estimates the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources. The primary estimates underlying the Company's consolidated financial statements include allowances for doubtful accounts, accruals for pension and postretirement benefits and other matters. Actual results could differ from these estimates. Management bases its estimates on historical experience and on various assumptions which are believed to be reasonable under the circumstances.

RECLASSIFICATIONS

     Certain reclassifications have been made to the 1995 and 1994 financial statements to conform to the 1996 presentation.

2.  DISCONTINUED OPERATIONS

     On June 30, 1995, the Company sold its Contempo Casuals operations to The Wet Seal, Inc. for approximately $1.0 million of Wet Seal Class A Common Stock and $100,000 in cash. The consolidated financial statements have been restated to present Contempo Casuals as a discontinued operation.

     The losses from discontinued operations recorded for the fiscal years ended 1995 and 1994 are net of applicable income tax benefits of $1.3 million and $36.0 million, respectively. The loss on disposal in 1995 of $9.9 million is net of $7.1 million of applicable income tax benefits.

     Revenues related to the discontinued Contempo Casuals operations were $207.2 million in 1995 and $303.4 million in 1994.

                         THE NEIMAN MARCUS GROUP, INC.

3.  OTHER ASSETS

     Other assets consisted of the following:

                                                                                   AUGUST
                                                                   JULY 29,          3,
                                                                     1995           1996
                                                                   --------       --------
                                                                       (IN THOUSANDS)
    Trademarks...................................................  $ 73,000       $ 73,000
    Goodwill.....................................................    22,729         22,729
    Other assets.................................................    35,805         38,677
                                                                   --------       --------
                                                                    131,534        134,406
    Accumulated amortization.....................................   (25,089)       (28,764)
                                                                   --------       --------
                                                                   $106,445       $105,642
                                                                   ========       ========

4.  ACCRUED LIABILITIES

     Accrued liabilities consisted of the following:

                                                                                   AUGUST
                                                                   JULY 29,          3,
                                                                     1995           1996
                                                                   --------       --------
                                                                       (IN THOUSANDS)
    Accrued salaries and related charges.........................  $ 29,878       $ 26,336
    Self-insurance reserves......................................    27,433         27,860
    Income taxes payable.........................................    17,957         17,285
    Other........................................................    76,781         74,845
                                                                   --------       --------
                                                                   $152,049       $146,326
                                                                   ========       ========

5.  LONG-TERM LIABILITIES

     Long-term liabilities consisted of the following:

                                                                                     AUGUST
                                                         INTEREST      JULY 29,        3,
                                                           RATE          1995         1996
                                                        ----------     --------     --------
                                                                          (IN THOUSANDS)
    Revolving credit agreement (a)....................    Variable     $ 77,100     $186,500
    Senior notes (b)..................................     Various      172,000      132,000
    Capital lease obligations (c).....................  7.63-10.25%       7,206        6,697
    Other long-term liabilities (d)...................     Various       66,609       72,319
                                                                       --------     --------
    Total long-term liabilities.......................                  322,915      397,516
    Less current maturities...........................                  (11,859)     (35,576)
                                                                       --------     --------
                                                                       $311,056     $361,940
                                                                       ========     ========

(a) The Company has a five year, $500 million revolving credit facility which expires in April, 2000. The Company may terminate this agreement at any time on three business days' notice. The rate of interest payable (5.9% at August 3, 1996) varies according to one of four pricing options selected by the Company. The revolving credit facility contains, among other restrictions, provisions limiting the issuance of additional debt, the amount and type of investments and the payment of dividends.

     In addition to its revolving credit facility, the Company borrows from other banks on an uncommitted basis. Such borrowings are included in notes payable and current maturities of long-term liabilities and amounted to $26.5 million at August 3, 1996 and $7.1 million at July 29, 1995.

                         THE NEIMAN MARCUS GROUP, INC.

(b)  Senior notes consisted of the following:

                                    PRINCIPAL AMOUNT
INTEREST RATE          DUE          ----------------
- -------------     --------------     (IN THOUSANDS)
   9.59%           August 1996          $ 52,000
   9.24%          December 1996         $ 40,000
 Variable         December 1996         $ 40,000

     The notes have no sinking fund requirements. All fixed rate senior notes may be redeemed at any time at a premium plus accrued interest. The variable rate note bears interest at LIBOR plus 0.7% (6.0% at August 3, 1996) and is adjusted semiannually. The notes are classified as long-term, since the Company has the ability and intent to repay them upon maturity through borrowings on the revolving credit facility.

(c) The amount of assets under capital leases included in property and equipment net of amortization was $3.5 million at August 3, 1996 and $4.0 million at July 29, 1995.

(d) Other long-term liabilities consisted primarily of certain employee benefit obligations, postretirement health care benefits and the liability for certain scheduled rent increases.

     The aggregate maturities of all long-term liabilities and capital lease obligations are $35.6 million in 1997, $5.6 million in 1998, $5.8 million in 1999, $297.9 million in 2000, $6.1 million in 2001 and $46.5 million thereafter.

6.  REDEEMABLE PREFERRED STOCKS

     The Company is authorized to issue up to 50,000,000 shares of preferred stock. The Company's issued and outstanding preferred stocks consist of 1,000,000 shares of 6% Cumulative Convertible Preferred Stock (6% Preferred Stock) and 500,000 shares of 9 1/4% Cumulative Redeemable Preferred Stock
(9 1/4% Preferred Stock), all of which are owned by Harcourt General, Inc. (Harcourt General).

     The 6% Preferred Stock is entitled to receive cumulative dividends at an annual rate of 6% on its $374.9 million stated value, to a class vote on certain matters, to convert on a per share basis into approximately 9.12 shares of Common Stock subject to certain antidilution adjustments and, upon liquidation of the Company, is entitled to receive a liquidation distribution equal to its stated value, together with any accrued and unpaid dividends, before any distribution to any junior class of stock. The conversion price of the 6% Preferred Stock at August 3, 1996 was approximately $41.12 per share of Common Stock acquired upon such conversion; the market value per share of Common Stock on August 3, 1996 was $27.38. The 6% Preferred Stock may be redeemed by the Company at a premium over its stated value under certain conditions through September 1997. Commencing in September 1997 (when a sinking fund for this purpose commences), the Company is required to redeem annually not less than 5% of the 6% Preferred Stock at a redemption value of $374.92 per share plus any accrued dividends. The difference between the redemption value and the carrying value is being accreted over a thirty-year period.

     The 9 1/4% Preferred Stock has a stated value of $100 per share and is entitled to receive cumulative dividends at an annual rate of 9 1/4% on its aggregate stated value of $50 million. The 9 1/4% Preferred Stock is not redeemable until July 31, 1998 except under certain limited circumstances, is redeemable at a premium for a twelve month period beginning July 31, 1998, and at par thereafter and must be redeemed in full by July 31, 2001. The 9 1/4% Preferred Stock has a liquidation preference equal to its stated value plus accrued and unpaid dividends. The 9 1/4% Preferred Stock ranks equal to the 6% Preferred Stock and is senior to the Common Stock of the Company with respect to dividends and the distribution of assets upon liquidation or dissolution of the Company. If dividends payable on the 9 1/4% Preferred Stock are in arrears for six full quarters or any mandatory redemption is in arrears, the holders of the 9 1/4% Preferred Stock, voting together as one class with other series of the Company's preferred stock, shall be entitled to elect two members to the

                         THE NEIMAN MARCUS GROUP, INC.

Company's Board of Directors. The 9 1/4% Preferred Stock also contains restrictions regarding the issuance of senior securities and the consolidation or merger of the Company and sales of assets.

7.  COMMON SHAREHOLDERS' EQUITY

OWNERSHIP BY AND RELATIONSHIP WITH HARCOURT GENERAL

     Harcourt General owns approximately 22.6 million shares of Common Stock and all of the outstanding Redeemable Preferred Stocks. The shares presently owned by Harcourt General represent approximately 67% of the voting power and fully converted equity of the Company.

     The Company and Harcourt General are parties to an agreement pursuant to which Harcourt General provides certain management, accounting, financial, legal, tax and other corporate services to the Company. The fees for these services are based on Harcourt General's costs and are subject to the approval of a committee of directors of the Company who are independent of Harcourt General. This agreement may be terminated by either party on 180 days' notice. Charges to the Company under this agreement were $6.9 million in 1996, $6.5 million in 1995 and $6.9 million in 1994.

     The Company's Chairman of the Board; President, Chief Executive Officer and Chief Operating Officer; Senior Vice President and Chief Financial Officer; Senior Vice President and General Counsel; as well as certain other officers, serve in similar capacities with Harcourt General. The first two named officers also serve as directors of both companies.

COMMON STOCK

     Common Stock is entitled to dividends as declared by the Board of Directors, and each share carries one vote. Holders of Common Stock have no cumulative voting, conversion, redemption or preemptive rights.

COMMON STOCK INCENTIVE PLAN

     The Company has established a common stock incentive plan allowing for the granting of stock options, stock appreciation rights (SARs) and stock-based awards to its employees. The aggregate number of shares of Common Stock that may be issued pursuant to the plan is 1.3 million shares. At August 3, 1996, there were 179,060 shares of Common Stock available for grant under the plan.

     Options outstanding at August 3, 1996 were granted at prices (not less than 100% of the fair market value on the date of the grant) varying from $11.63 to $19.27 per share and expire between 1996 and 2005. There were 93 employees with options outstanding at August 3, 1996. The weighted average exercise price for all outstanding shares at August 3, 1996 was $14.41.

     The Company has allowed SAR treatment in connection with the exercise of certain options. Optionees allowed SAR treatment surrender an exercisable option in exchange for an amount of cash equal to the excess of the market price of the Common Stock at the time of surrender over the option exercise price.

                         THE NEIMAN MARCUS GROUP, INC.

     Option activity was as follows:

                                                                     YEARS ENDED
                                                          ---------------------------------
                                                                        JULY        AUGUST
                                                          JULY 30,       29,          3,
                                                            1994        1995         1996
                                                          --------     -------     --------
    Options outstanding -- beginning of year............   684,136     666,348      784,864
      Granted...........................................   214,100     228,050      128,600
      SAR surrenders....................................   (43,715)    (13,470)    (202,192)
      Exercised.........................................   (10,401)     (1,644)      (2,900)
      Canceled..........................................  (177,772)    (94,420)     (55,295)
                                                          --------     -------     --------
    Options outstanding -- end of year..................   666,348     784,864      653,077
                                                          ========     =======     ========
    Exercisable options -- end of year..................   294,800     356,064      239,247
                                                          ========     =======     ========

8.  INCOME TAXES

     Income tax expense was as follows:

                                                                       YEARS ENDED
                                                            ---------------------------------
                                                             JULY        JULY
                                                              30,         29,       AUGUST 3,
                                                             1994        1995         1996
                                                            -------     -------     ---------
                                                                     (IN THOUSANDS)
    Current:
      Federal.............................................  $37,800     $39,965      $47,517
      State...............................................    8,736       9,136        8,333
                                                            -------     -------      -------
                                                             46,536      49,101       55,850
                                                            -------     -------      -------
    Deferred:
      Federal.............................................    1,835         668       (1,588)
      State...............................................     (809)     (1,010)        (459)
                                                            -------     -------      -------
                                                              1,026        (342)      (2,047)
                                                            -------     -------      -------
    Income tax expense....................................  $47,562     $48,759      $53,803
                                                            =======     =======      =======

     The Company's effective income tax rate was 41% in 1996 and 42% in 1995 and 1994. The difference between the statutory federal tax rate and the effective tax rate is due primarily to state income taxes.

     Significant components of the Company's net deferred income tax liability stated on a gross basis were as follows:

                                                                                   AUGUST
                                                                     JULY 29,        3,
                                                                       1995         1996
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Gross deferred income tax assets:
      Financial accruals and reserves..............................  $ 22,297     $ 19,468
      Employee benefits............................................    22,471       25,941
      Inventories..................................................     3,256        8,006
      Deferred lease payments......................................     3,735        3,481
      Other........................................................     3,960        3,566
                                                                     --------     --------
              Total deferred tax assets............................    55,719       60,462
                                                                     --------     --------

                         THE NEIMAN MARCUS GROUP, INC.

                                                                                   AUGUST
                                                                     JULY 29,        3,
                                                                       1995         1996
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Gross deferred income tax liabilities:
      Excess tax depreciation......................................   (57,257)     (59,128)
      Pension accrual..............................................    (5,933)      (7,178)
      Other assets previously deducted on tax return...............    (6,239)      (5,819)
                                                                     --------     --------
              Total deferred tax liabilities.......................   (69,429)     (72,125)
                                                                     --------     --------
    Net deferred tax liability.....................................  ($13,710)    ($11,663)
                                                                     ========     ========

9.  PENSION PLANS

     The Company has a noncontributory defined benefit pension plan covering substantially all full-time employees. The Company also sponsors an unfunded supplemental executive retirement plan which provides certain employees additional pension benefits. Benefits under the plans are based on the employees' years of service and compensation over defined periods of employment. The Company's general funding policy is to contribute amounts that are deductible for federal income tax purposes. Pension plan assets consist primarily of equity and fixed income securities.

     Components of net pension expense were as follows:

                                                                     YEARS ENDED
                                                           --------------------------------
                                                            JULY        JULY        AUGUST
                                                             30,         29,          3,
                                                            1994        1995         1996
                                                           -------     -------     --------
                                                                    (IN THOUSANDS)
    Service cost.........................................  $ 4,800     $ 5,800     $  5,700
    Interest cost on projected benefit obligation........    7,200       7,900        8,300
    Actual return on assets..............................   (2,700)     (7,500)     (12,100)
    Net amortization and deferral........................   (3,000)      1,200        5,700
                                                           -------     -------     --------
    Net pension expense..................................  $ 6,300     $ 7,400     $  7,600
                                                           =======     =======     ========

     The accounting assumptions used in the computation of pension expense were as follows:

                                                            1994        1995         1996
                                                           -------     -------     --------
    Discount rate........................................     7.5%        7.5%         7.5%
    Long-term rate of return on plan assets..............     9.0%        9.0%         9.0%
    Rate of increases in future compensation levels......     5.0%        5.0%         5.0%

                         THE NEIMAN MARCUS GROUP, INC.

     The plans' funded status and amounts recognized in the consolidated balance sheets were as follows:

                                                  JULY 29, 1995            AUGUST 3, 1996
                                               --------------------     ---------------------
                                               FUNDED      UNFUNDED      FUNDED      UNFUNDED
                                                PLAN         PLAN         PLAN         PLAN
                                               -------     --------     --------     --------
                                                               (IN THOUSANDS)
    Vested benefit obligation................  $73,600     $ 11,400     $ 90,500     $ 13,200
                                               =======     ========     ========     ========
    Accumulated benefit obligation...........  $77,200     $ 13,400     $ 94,000     $ 15,300
                                               =======     ========     ========     ========
    Projected benefit obligation.............  $91,700     $ 23,100     $108,000     $ 25,200
    Pension plan assets at fair value........   91,300           --      106,600           --
                                               -------     --------     --------     --------
    Underfunded projected obligation.........     (400)     (23,100)      (1,400)     (25,200)
    Net amortization and deferral............   12,600        2,600       16,200        3,100
    Unrecognized net obligation at transition
      and unrecognized prior service cost....    2,200        3,900        1,900        3,500
                                               -------     --------     --------     --------
    Pension asset (liability) recognized in
      the consolidated balance sheets........  $14,400     ($16,600)    $ 16,700     ($18,600)
                                               =======     ========     ========     ========

     The Company has a qualified defined contribution 401(k) plan, which covers substantially all employees. Employees make contributions to the plan, and the Company matches 25% of an employee's contribution up to a maximum of 6% of the employee's compensation. Company contributions for the years ended August 3, 1996, July 29, 1995 and July 30, 1994 were $2.3 million, $2.2 million, and $1.9 million, respectively.

10.  POSTRETIREMENT HEALTH CARE BENEFITS

     Retirees and active employees hired prior to March 1, 1989 are eligible for certain limited postretirement health care benefits if they have met certain service and minimum age requirements. The cost of these benefits is accrued during the years in which an employee provides services. The Company paid postretirement health care benefit claims of $1.2 million during 1996, $1.4 million during 1995 and $1.8 million during 1994.

     The actuarial present value of accumulated postretirement health care benefit obligations and the amounts recognized in the consolidated balance sheets were as follows:

                                                                        JULY
                                                                         29,       AUGUST 3,
                                                                        1995         1996
                                                                       -------     ---------
                                                                          (IN THOUSANDS)
    Retirees.........................................................  $11,364      $11,692
    Fully eligible active plan participants..........................    1,470        3,488
    Other active plan participants...................................    3,943        3,587
                                                                       -------      -------
    Accumulated postretirement benefit obligation....................   16,777       18,767
    Unrecognized net gain............................................    2,350        1,003
                                                                       -------      -------
              Total..................................................  $19,127      $19,770
                                                                       =======      =======

                         THE NEIMAN MARCUS GROUP, INC.

     The periodic postretirement health care benefit cost was as follows:

                                                                          YEARS ENDED
                                                              -----------------------------------
                                                              JULY 30,     JULY 29,     AUGUST 3,
                                                                1994         1995         1996
                                                              --------     --------     ---------
                                                                        (IN THOUSANDS)
    Net periodic cost:
      Service cost..........................................   $   286      $   300      $   222
      Interest cost on accumulated benefit obligation.......     1,288        1,249        1,621
                                                                ------       ------       ------
              Total.........................................   $ 1,574      $ 1,549      $ 1,843
                                                                ======       ======       ======

     A health care cost trend rate of 10% was assumed in measuring the accumulated postretirement health care benefit obligation at August 3, 1996, gradually declining to 5% by the year 2002. Measurement of the accumulated postretirement health care benefit obligation was based on an assumed 7.5% discount rate in 1996, 1995 and 1994. An increase of 1% in the health care cost trend rate would increase the accumulated postretirement health care benefit obligation as of August 3, 1996 by $2.2 million. The effect of this change on the annual net periodic postretirement health care benefit cost would be an increase of approximately $262,000.

11.  COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     The Company's operations are conducted primarily in leased properties which include retail stores, distribution centers and other facilities. Substantially all leases are for periods of up to thirty years with renewal options at fixed rentals, except that certain leases provide for additional rent based on revenues in excess of predetermined levels.

     Rent expense under operating leases was as follows:

                                                                        YEARS ENDED
                                                            -----------------------------------
                                                            JULY 30,     JULY 29,     AUGUST 3,
                                                              1994         1995         1996
                                                            --------     --------     ---------
                                                                      (IN THOUSANDS)
    Minimum rent..........................................  $ 28,600     $ 29,300      $29,200
    Rent based on revenues................................     9,100        8,400       10,700
                                                             -------      -------      -------
              Total rent expense..........................  $ 37,700     $ 37,700      $39,900
                                                             =======      =======      =======

     Future minimum lease payments, excluding renewal options, under operating leases are as follows: 1997 -- $30.8 million; 1998 -- $29.4 million;
1999 -- $28.5 million; 2000 -- $28.4 million; 2001 -- $27.8 million; all years thereafter -- $520.6 million.

LITIGATION

     The Company is involved in various suits and claims in the ordinary course of business. Management does not believe that the disposition of any such suits and claims will have a material adverse effect upon the results of operations or the financial position of the Company.

LETTERS OF CREDIT

     The Company had approximately $5.0 million of outstanding irrevocable letters of credit relating to purchase commitments at August 3, 1996.

                         THE NEIMAN MARCUS GROUP, INC.

12.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair values of the Company's financial instruments are as reported and disclosed in the consolidated financial statements, and as discussed below.

SECURITIZATION OF CREDIT CARD RECEIVABLES

     In March 1995 the Company sold all of its Neiman Marcus credit card receivables through a subsidiary to a trust in exchange for certificates representing undivided interests in such receivables. Certificates representing an undivided interest in $246.0 million of these receivables were sold to third parties in a public offering of $225.0 million of 7.60% Class A certificates and $21.0 million of 7.75% Class B certificates. The Company used the proceeds from this offering to pay down existing debt. The Company's subsidiary will retain the remaining undivided interest in the receivables not represented by the Class A and Class B certificates. A portion of that interest is subordinated to the Class A and Class B certificates. The Company will continue to service all receivables for the trust.

     In anticipation of the securitization, the Company entered into several forward interest rate lock agreements. The agreements allowed the Company to establish a weighted average effective rate of approximately 8.0% on the certificates issued as part of the securitization. During March 1995, the Company paid $5.4 million to settle all of its interest rate lock agreements.

INTEREST RATE SWAP

     During September 1991, the Company entered into an interest rate swap agreement having a notional principal amount of $50.0 million that effectively fixed the interest rate on $50.0 million of the Company's variable rate debt at 8.94%. The amount to be paid or received is accrued as interest rates change and is recognized over the life of the agreement. The interest rate swap matures in September 1996. The fair value of the interest rate swap is the amount at which it could be settled, based on estimates obtained from dealers. The estimated unrealized pre-tax loss on the interest rate swap was approximately $0.7 million at August 3, 1996, $1.5 million at July 29, 1995 and $2.8 million at July 30, 1994. This amount changes during the life of the swap as a function of maturity, interest rates and the credit standing of the parties to the swap agreement. The incremental pre-tax interest expense incurred due to the interest rate swap agreement was $1.2 million in 1996, $1.0 million in 1995 and $2.3 million in 1994.

13.  COMPANY PUBLIC OFFERING

     On September 10, 1996, the Company authorized the filing of a Registration Statement with the Securities and Exchange Commission for a public offering of 8,000,000 shares of the Company's Common Stock (excluding 1,200,000 shares subject to an over-allotment option). The Company will purchase all of its outstanding preferred stock from Harcourt General at a total purchase price of approximately $416.4 million, representing 98% of the aggregate stated value of the preferred stock, plus accrued and unpaid dividends on the preferred stock through the date of the closing of the offering. The total purchase price will be paid with $135.0 million in shares of the Company's Common Stock valued at the public offering price and the remainder payable in cash. Such cash payment will be funded with the net proceeds of the public offering, together with borrowings under the Company's revolving credit agreement. After the consummation of the above transactions, Harcourt General will continue to be the majority shareholder of the Company.

     In connection with the repurchase of the preferred stock, the Company will incur a charge to earnings applicable to common shareholders comprised of two components: (i) an amount representing the difference between the book value of the preferred stock and the total purchase price, and (ii) an amount related to the conversion of the 6% Preferred Stock that is exchanged with Harcourt General for Common Stock, representing the fair value of shares to be issued to Harcourt General in excess of the number of shares that would have been issued in accordance with the conversion terms of the 6% Preferred Stock.

                         THE NEIMAN MARCUS GROUP, INC.

14.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                              YEAR ENDED AUGUST 3, 1996
                                                   ------------------------------------------------
                                                    FIRST    SECOND     THIRD    FOURTH
                                                   QUARTER   QUARTER   QUARTER   QUARTER    TOTAL
                                                   -------   -------   -------   -------   --------
                                                       (IN MILLIONS EXCEPT FOR PER SHARE DATA)
    Revenues.....................................  $ 489.9   $ 625.4   $ 474.1   $ 485.6   $2,075.0
                                                    ======    ======    ======    ======   ========
    Gross profit.................................  $ 171.8   $ 186.5   $ 153.3   $ 147.1   $  658.7
                                                    ======    ======    ======    ======   ========
    Net earnings.................................     25.0      22.8      18.8      10.8       77.4
    Preferred dividends and accretion............     (7.3)     (7.3)     (7.3)     (7.2)     (29.1)
                                                    ------    ------    ------    ------   --------
    Net earnings applicable to common
      shareholders...............................  $  17.7   $  15.5   $  11.5   $   3.6   $   48.3
                                                    ======    ======    ======    ======   ========
    Amounts per share applicable to common
      shareholders:
      Net earnings...............................  $   .47   $   .41   $   .30   $   .09   $   1.26
                                                    ======    ======    ======    ======   ========

                                                               YEAR ENDED JULY 29, 1995
                                                   ------------------------------------------------
                                                    FIRST    SECOND     THIRD    FOURTH
                                                   QUARTER   QUARTER   QUARTER   QUARTER    TOTAL
                                                   -------   -------   -------   -------   --------
    Revenues.....................................  $ 462.3   $ 589.5   $ 415.7   $ 420.7   $1,888.2
                                                    ======    ======    ======    ======   ========
    Gross profit.................................  $ 165.0   $ 184.2   $ 135.3   $ 127.0   $  611.5
                                                    ======    ======    ======    ======   ========
    Earnings from continuing operations..........  $  21.6   $  25.0   $  11.1   $   9.6   $   67.3
    Earnings (loss) from discontinued operations,
      net........................................     (1.8)      1.5     (11.4)       --      (11.7)
                                                    ------    ------    ------    ------   --------
    Net earnings (loss)..........................     19.8      26.5       (.3)      9.6       55.6
    Preferred dividends and accretion............     (7.3)     (7.3)     (7.3)     (7.2)     (29.1)
                                                    ------    ------    ------    ------   --------
    Net earnings (loss) applicable to common
      shareholders...............................  $  12.5   $  19.2   ($  7.6)  $   2.4   $   26.5
                                                    ======    ======    ======    ======   ========
    Amounts per share applicable to common
      shareholders:
      Continuing operations......................  $   .38   $   .47   $   .10   $   .06   $   1.01
      Discontinued operations, net...............     (.05)      .04      (.30)       --       (.31)
                                                    ------    ------    ------    ------   --------
      Net earnings (loss)........................  $   .33   $   .51   ($  .20)  $   .06   $    .70
                                                    ======    ======    ======    ======   ========
      Dividends..................................  $   .05   $   .05   $    --   $    --   $    .10
                                                    ======    ======    ======    ======   ========

     In the fourth quarter, the effect of adjusting the LIFO reserve for inventories to actual amounts increased net earnings by $3.9 million in 1996 and $10.9 million in 1995.

                  [UNITED STATES MAP SHOWING STORE LOCATIONS]

                                      LOGO

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject To Completion)

Issued September 11, 1996
                                                              Neiman Marcus Logo
                                8,000,000 Shares

                         The Neiman Marcus Group, Inc.
                                  COMMON STOCK
                            ------------------------

OF THE 8,000,000 SHARES OF COMMON STOCK BEING OFFERED, 1,600,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE
    INTERNATIONAL UNDERWRITERS AND 6,400,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS.
       SEE "UNDERWRITERS." ALL OF THE SHARES OF COMMON STOCK OFFERED
       HEREBY ARE BEING SOLD BY THE COMPANY. THE COMPANY'S COMMON
          STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE
              SYMBOL "NMG." ON SEPTEMBER 9, 1996, THE REPORTED
              LAST SALE PRICE OF THE COMMON STOCK ON THE NEW
                 YORK STOCK EXCHANGE WAS $32 3/4 PER SHARE.

                            ------------------------

         SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR
        INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                              PRICE $      A SHARE
                            ------------------------

                                                           UNDERWRITING
                                        PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                         PUBLIC           COMMISSIONS(1)         COMPANY(2)
                                  ---------------------------------------------------------------
Per Share.......................                      $                     $                     $
Total(3)........................                      $                     $                     $

- ------------
    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    (2) Before deducting expenses payable by the Company estimated at $        .

    (3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 1,200,000 additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full the total price to public, underwriting discounts and commissions and proceeds to
        Company will be $        , $        and $        , respectively. See
        "Underwriters."
                            ------------------------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that
delivery of the Shares will be made on or about             , 1996 at the office
of Morgan Stanley & Co. Incorporated, New York, New York, against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY & CO.
              International

         GOLDMAN SACHS INTERNATIONAL
                                          SALOMON BROTHERS INTERNATIONAL LIMITED

               , 1996

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The Registrant's expenses in connection with the Offering described in this registration statement are set forth below. All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE listing fee are estimated.

    Securities and Exchange Commission registration fee.......................  $102,707
    NASD filing fee...........................................................    30,285
    Printing and engraving expenses...........................................     *
    Accounting fees and expenses..............................................     *
    Legal fees and expenses...................................................     *
    NYSE listing fee..........................................................     *
    Fees and expenses (including legal fees) for qualifications under state
      securities laws.........................................................     *
    Transfer agent's fees and expenses........................................     *
    Miscellaneous.............................................................     *
              Total...........................................................     *

- ------------
* To be completed by amendment

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law ("DGCL") makes provision for the indemnification of officers and directors of corporations in terms sufficiently broad to indemnify the officers and directors of the registrant under certain circumstances from liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Act").

     As permitted by the DGCL, the Registrant's Certificate of Incorporation (the "Charter") provides that, to the fullest extent permitted by the DGCL, no director shall be liable to the Registrant or to its stockholders for monetary damages for breach of his or her fiduciary duty as a director. Delaware law does not permit the elimination of liability (i) for any breach of the director's duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision in the Charter is to eliminate the rights of the Registrant and its stockholders (through stockholders' derivative suits on behalf of the Registrant) to recover monetary damages against a director for breach of fiduciary duty as a director thereof (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i)-(iv), inclusive, above. These provisions will not alter the liability of directors under federal securities laws.

     The Registrant's Bylaws (the "Bylaws") provide that the Registrant may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant) by reason of the fact that he or she is or was a director, officer, employee or agent of the Registrant or is or was serving at the request of the Registrant as a director, officer employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

     The Bylaws also provide that the Registrant may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the

Registrant to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery of the State of Delaware or the court in which such action was brought shall deem proper.

     The Bylaws also provide that to the extent a director or officer of the Registrant has been successful in the defense of any action, suit or proceeding referred to in the previous paragraphs or in the defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided for in the Bylaws shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the Registrant may purchase and maintain insurance on behalf of a director or officer of the Registrant against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the Registrant would have the power to indemnify him or her against such liabilities under such Bylaws.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The following exhibits are filed as part of this Registration Statement.

  1.1  Form of Underwriting Agreement.*
  5.1  Opinion of Issuer's Counsel.*
 10.1  Exchange Agreement between the Registrant and Harcourt General*
 23.1  Consent of Deloitte & Touche LLP.
 23.2  Consent of Issuer's Counsel (included in Exhibit 5.1).
 24.1  Powers of Attorney (contained on the signature page to this Registration Statement).
  27.  Financial Data Schedule.

- ------------
* To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and containing in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Chestnut Hill, Massachusetts on September 10, 1996.

                                   THE NEIMAN MARCUS GROUP, INC.

                                   By: /s/  ROBERT J. TARR, JR.

                                      ------------------------------------------
                                      Robert J. Tarr, Jr.
                                      President, Chief Executive Officer
                                      and Chief Operating Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John R. Cook and Eric P. Geller and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement (including any subsequent Registration Statement for the same offering which may be filed under Rule 462(b)), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents of any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacity indicated on September 10, 1996.

                   SIGNATURE                                       TITLE
- -----------------------------------------------    -------------------------------------
             /s/  RICHARD A. SMITH                 Chairman of the Board and Director
- -----------------------------------------------
               Richard A. Smith
             /s/  MATINA S. HORNER                 Director
- -----------------------------------------------
               Matina S. Horner
             /s/  WALTER J. SALMON                 Director
- -----------------------------------------------
               Walter J. Salmon
             /s/  JEAN HEAD SISCO                  Director
- -----------------------------------------------
                Jean Head Sisco
           /s/  ROBERT J. TARR, JR.                President, Chief Executive Officer,
- -----------------------------------------------    Chief Operating Officer and Director
              Robert J. Tarr, Jr.                  (Principal Executive Officer)
               /s/  JOHN R. COOK                   Senior Vice President and Chief
- -----------------------------------------------    Financial Officer (Principal
                 John R. Cook                      Financial Officer)
           /s/  STEPHEN C. RICHARDS                Vice President and Controller
- -----------------------------------------------    (Principal Accounting Officer)
              Stephen C. Richards